Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Adeza Biomedical Corporation

at

$24.00 Net Per Share

by

Augusta Medical Corporation

a direct wholly-owned subsidiary of

Cytyc Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 16, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made according to an Agreement and Plan of Merger, dated as of February 11, 2007 (the “Merger Agreement”), by and among Cytyc Corporation, a Delaware corporation (“Cytyc”), Augusta Medical Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Cytyc (the “Purchaser”), and Adeza Biomedical Corporation, a Delaware corporation (“Adeza”).

The Adeza board of directors has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger (each as defined herein) are advisable, fair to and in the best interests of Adeza’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer; and (iii) recommended that Adeza’s stockholders accept the Offer, tender their Shares (as defined below) in the Offer and adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of shares of Adeza’s common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), that, together with the Shares beneficially owned by Cytyc or the Purchaser, if any, represents at least a majority of the sum of (i) the Shares then outstanding, plus (ii) the Shares issuable upon the exercise, conversion or exchange of outstanding Adeza stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the receipt of other material governmental approvals or consents. See Section 14—“Conditions of the Offer.”

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

February 16, 2007

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of Adeza (the “Shares”).

Price Offered Per Share:	$24.00 net to you in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Friday, March 16, 2007, unless extended

The Purchaser:	Augusta Medical Corporation, a direct wholly-owned subsidiary of Cytyc

Adeza Board Recommendation:	Adeza’s board of directors has unanimously recommended that you accept the Offer and tender your Shares

The following are some of the questions you, as a stockholder of Adeza, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

Our name is Augusta Medical Corporation. We are a Delaware corporation and a direct wholly-owned subsidiary of Cytyc. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Cytyc and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock of Adeza. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $24.00, net to you in cash, without interest, for each Share tendered and accepted for payment in the Offer (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”).

What does the board of directors of Adeza think of the Offer?

Adeza’s board of directors has unanimously recommended that you accept the Offer and tender your Shares. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Adeza stockholders agreed to tender their Shares?

Yes. Kathleen LaPorte; Sprout Capital VII, L.P.; DLJ Capital Corporation; Sprout Growth II, L.P.; DLJ First ESC, LLC; Sprout CEO Fund, L.P; Enterprise Partners V, L.P.; Andrew E. Senyei; Alison Marie Senyei Trust; Grant Drew Senyei Trust; Kelly Joanne Senyei Trust; Asset Management Associates 1984, L.P.; Asset Management Associates 1989, L.P. and Craig C. Taylor have entered into stockholder agreements with Cytyc and the Purchaser, which provide, among other things, that these stockholders will irrevocably tender their

Shares in the Offer. Each stockholder may only withdraw its Shares from the Offer if the related stockholder agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The Shares subject to the stockholder agreements represent approximately 22% of the outstanding Shares as of February 9, 2007. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On February 9, 2007, the last trading day before we announced the execution of the Merger Agreement, the closing price of Adeza’s common stock reported on the NASDAQ Global Select Market was $15.53 per Share. On February 15, 2007, the last full day before commencement of the Offer, the closing price of Adeza’s common stock reported on the NASDAQ Global Select Market was $23.81 per Share. We recommend that you obtain a recent quotation for Adeza’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares tendered in the Offer?

Yes. Cytyc will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Friday, March 16, 2007, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. We are required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable laws, rules or regulations of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Global Select Market;

•

for one or more periods of 10 business days each, or any lesser period ending on May 16, 2007, if at the scheduled expiration of the Offer any of the conditions to the Offer have not been satisfied; and

•

for one or more periods of 10 business days each, or any lesser period ending on June 15, 2007, if at the scheduled expiration of the Offer the conditions to the Offer related to (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and/or (ii) the receipt of other material governmental approvals required to complete the Offer have not been satisfied, in either case.

See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

We are permitted and in some circumstances required by the Merger Agreement to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If all of the conditions to the Offer have been satisfied or waived at the expiration of the Offer, we will accept for payment and promptly pay for all Shares validly tendered and not withdrawn in the Offer. After acceptance for payment of Shares validly tendered in the Offer, if we do not hold at least 90% of the outstanding Shares to permit us to complete the Merger without a vote of Adeza’s stockholders, then:

•	we are permitted to provide a subsequent offering period of up to 20 business days; and

•	if we have acquired more than 80% of the outstanding Shares in the Offer, we are required to provide a subsequent offering period of at least 10 business days.

Although we reserve our right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period unless required to do so by the Merger Agreement. We are not required to provide a subsequent offering period if we have exercised the “90% Top-Up Option” under the Merger Agreement. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $24.00 per Share, net to you in cash, without interest. See Section 1—“Terms of the Offer” and Section 13—“The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform Computershare Trust Company, N.A., the depositary for the Offer, and notify Adeza stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not withdrawn before the expiration of the Offer a number of Shares that, when counted together with the Shares beneficially owned by Cytyc or the Purchaser, if any, represents at least a majority of the sum of:

•	the Shares then outstanding; plus

•

the Shares issuable upon the exercise, conversion or exchange of outstanding Adeza stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied.

We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless, among other things:

•	any applicable waiting period under the HSR Act has expired or terminated;

•	other material governmental approvals or consents have been obtained;

•

there are no lawsuits, actions, investigations or proceedings pending or threatened in writing by any governmental entity seeking to, among other things, challenge the purchase of Shares in the Offer, make materially more costly the making of the Offer, restrain, prohibit or impose material limitations on the Offer, impose material limitations on the ownership or operation of Adeza’s business or assets, or that otherwise would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Adeza;

•

the representations and warranties of Adeza in the Merger Agreement are true and correct except as would not have a material adverse effect on Adeza, or in some cases in all material respects, as of the date of the Merger Agreement and the expiration of the Offer, except as otherwise modified by the specific terms of Annex I of the Merger Agreement;

•

no facts, changes, events, developments or circumstances have occurred or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Adeza; and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to a number of other conditions. See Section 14—“Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the Offer, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the depositary. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to Computershare Trust Company, N.A., the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Can holders of vested stock options or holders of warrants participate in the tender offer?

The Offer is only for Shares and not for any options or warrants to acquire Shares. If you hold vested but unexercised stock options or exercisable warrants and you wish to participate in the Offer, you must exercise your stock options or warrants in accordance with the terms of the applicable stock option plan or warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—“Procedure for Tendering Shares.”

However, after completion of the Merger, all options and warrants will be canceled and each holder of an option or warrant will be entitled to receive an amount in cash equal to the excess, if any, of (1) $24.00 over (2) the per Share exercise price of such option or warrant, multiplied by the number of Shares subject to such option or warrant.

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by April 16, 2007, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is consummated, will Adeza continue as a public company?

After completion of the Merger, Cytyc will own all of the outstanding capital stock of Adeza, and Adeza’s common stock will no longer be publicly owned. Before the Merger, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Adeza may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, Adeza has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Adeza would be exempt from the requirement that Adeza’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Adeza’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Adeza’s board of directors. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Adeza, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Adeza’s certificate of incorporation and bylaws, and a vote of Adeza’s stockholders, if a vote is required. Adeza will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Cytyc. In the Merger, Adeza stockholders who did not tender their Shares will receive $24.00 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the 90% Top-Up Option or through other means, such as open market purchases, we may be able to effect the Merger without convening a meeting of the Adeza stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the 90% Top-Up Option and when could it be exercised?

We negotiated for a “90% Top-Up Option” under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides us with the option to purchase additional Shares from Adeza at a price per Share equal to the Offer Price.

According to the “90% Top-Up Option,” if we do not acquire at least 90% of the issued and outstanding Shares in the Offer, we have the option, subject to limitations (including that we have acquired at least 88% of the issued and outstanding Shares in the Offer), to purchase a number of additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the 90% Top-Up Option. The purpose of the 90% Top-Up Option is to permit us to complete the Merger without a special meeting of Adeza’s stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the 90% Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer.

See Section 13 — “The Merger Agreement; Other Agreements” for a more detailed description of the 90% Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Adeza may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

Who can I talk to if I have questions about the Offer?

You may call Morrow & Co., Inc., the information agent for the Offer, at (800) 607-0088 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Adeza Common Stock:

INTRODUCTION

Augusta Medical Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Cytyc Corporation, a Delaware corporation (“Cytyc”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Shares” and each, a “Share”), of Adeza Biomedical Corporation, a Delaware corporation (“Adeza”), at a price of $24.00 per Share, net to the seller in cash, without interest (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of February 11, 2007 (the “Merger Agreement”), by and among Cytyc, the Purchaser and Adeza. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Adeza’s stockholders, the Purchaser will be merged with and into Adeza, with Adeza surviving the Merger as a direct wholly-owned subsidiary of Cytyc (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Cytyc, the Purchaser or their subsidiaries or affiliates, or Adeza or its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The Adeza board of directors has unanimously: (i) determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of Adeza’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer; and (iii) recommended that Adeza’s stockholders accept the Offer, tender their Shares in the Offer and adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by Cytyc or the Purchaser, if any, represents at least a majority of the sum of (i) the Shares then outstanding, plus (ii) the Shares issuable upon the exercise, conversion or exchange of outstanding Adeza stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied. The Offer is also subject to the satisfaction of other conditions, including (i) the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Condition”), (ii) any other Required Approvals (as defined in Section 14—“Conditions of the Offer”) having been obtained or any waiting period or mandated filing having lapsed or been made unconditionally or on terms satisfactory to Cytyc, (iii) there being no lawsuits, actions, investigations or proceedings pending or threatened in writing by any governmental entity seeking to, among other things, challenge the purchase of Shares in the Offer, make materially more costly the making of the Offer, restrain, prohibit or impose material limitations on the Offer, impose material limitations on the ownership or operation of Adeza’s business or assets, or that otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”), (iv) the representations and warranties of Adeza in the Merger Agreement being true and correct except as would not have a Company Material Adverse Effect (or, in some cases, in all material respects) as of the date of the Merger Agreement and the Expiration Date, (v) there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (vi) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Conditions of the Offer.”

Adeza has informed the Purchaser that, as of February 9, 2007, (i) 17,549,299 Shares were issued and outstanding and (ii) 2,218,543 Shares were issuable upon the exercise of all outstanding Adeza stock options and 99,884 Shares were issuable upon the exercise of all outstanding Adeza warrants, in each case that were vested and exercisable as of February 9, 2007 or would become vested or exercisable within 60 days following February 9, 2007 assuming all other applicable vesting conditions are satisfied. Based upon the foregoing, as of February 9, 2007, the Minimum Condition would be satisfied if 9,933,864 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Adeza’s board of directors. See Section 12—“Purpose of the Offer; Plans for Adeza; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Kathleen LaPorte; Sprout Capital VII, L.P.; DLJ Capital Corporation; Sprout Growth II, L.P.; DLJ First ESC, LLC; Sprout CEO Fund, L.P; Enterprise Partners V, L.P.; Andrew E. Senyei; Alison Marie Senyei Trust; Grant Drew Senyei Trust; Kelly Joanne Senyei Trust; Asset Management Associates 1984, L.P.; Asset Management Associates 1989, L.P. and Craig C. Taylor have entered into stockholder agreements with Cytyc and the Purchaser, each dated February 11, 2007, which require, among other things, that the stockholders irrevocably tender their Shares in the Offer. Each stockholder may only withdraw its Shares from the Offer if the related stockholder agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The stockholder agreements also require that the stockholders irrevocably tender any Shares acquired after February 11, 2007, including upon the exercise of options to acquire Shares or otherwise. The stockholders that have entered into the stockholder agreements own, in the aggregate, 3,878,411 Shares, representing approximately 22% of the outstanding Shares, as of February 9, 2007. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

Emory V. Anderson, Mark D. Fischer-Colbrie, Robb Hesley, Durlin E. Hickok, Robert O. Hussa, Jerome P. Lapointe, Marian E. Sacco, Hassan Bennani, Neal Balius and Dean R. Koch, each of whom are currently employees of Adeza, have entered into agreements not to tender any Shares they hold or acquire, whether upon the exercise of options or otherwise, in the Offer. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

The board of directors of Adeza received an opinion, dated February 11, 2007, of UBS Securities LLC (“UBS”), Adeza’s financial advisor, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $24.00 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Adeza common stock (other than Cytyc, the Purchaser, holders who have entered into a stockholder agreement with Cytyc and the Purchaser, and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of UBS’ written opinion, dated February 11, 2007, is attached as an exhibit to the Schedule 14D-9 to be filed with the SEC and mailed to Adeza’s stockholders. Holders of Adeza common stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to the Adeza board in its evaluation of the $24.00 per Share cash consideration from a financial point of view and does not address any other aspect of the transaction. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to Adeza or Adeza’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares of Adeza common stock in the Offer or how to vote or act with respect to the transaction.

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law.

If Cytyc, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required to merge with and into Adeza under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Adeza. See Section 12—“Purpose of the Offer; Plans for Adeza; Other Matters.” Under the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, we have the option, subject to limitations, to purchase from Adeza a number of additional Shares at a price per Share equal to the price per Share paid in the Offer sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the option, or, if lower, a number of additional shares equal to 19.9% of the Shares then outstanding. We refer to this option as the “90% Top-Up Option.” The exercise price for the 90% Top-Up Option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by the Purchaser and due and payable within 30 days. We expect to exercise the 90% Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Cytyc, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Adeza; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.” We recommend that stockholders consult their tax advisors regarding the tax consequences of the sale of Shares.

The Offer is made only for Shares and is not made for any options or warrants to acquire Shares. Holders of vested but unexercised options or warrants to purchase Shares may exercise such options or warrants in accordance with the terms of the applicable option plan or warrant agreement and tender some or all of the Shares issued upon such exercise. However, after completion of the Merger, all options and warrants will be canceled and each holder of an option or warrant will be entitled to receive an amount in cash equal to the excess, if any, of (1) $24.00 over (2) the per Share exercise price of such option or warrant, multiplied by the number of Shares subject to such option or warrant. The tax consequences to holders of options or warrants of exercising those securities are not described under Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

We recommend that holders of options or warrants consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options or warrants.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the “Depositary”) and Morrow & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $24.00 per Share, net to the seller in cash, without interest, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, March 16, 2007, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. The Purchaser is required by the Merger Agreement to extend the Offer:

•	to the extent required by applicable laws, rules or regulations of the SEC or the NASDAQ Global Select Market;

•	for one or more periods of 10 business days each, or any lesser period ending on May 16, 2007, if at the Expiration Date any of the conditions to the Offer have not been satisfied; and

•

for one or more periods of 10 business days each, or any lesser period ending on June 15, 2007, if at the Expiration Date the HSR Condition and/or the Governmental Approval Condition have not been satisfied.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Cytyc, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then:

•

the Purchaser is permitted to provide a subsequent offering period of at least three but no more than 20 business days in accordance with Rule 14d-11 under the Exchange Act (a “Subsequent Offering Period”); and

•

if more than 80% of the issued and outstanding Shares have been validly tendered and not withdrawn in the Offer, the Purchaser is required to provide a Subsequent Offering Period of at least 10 business days.

The Subsequent Offering Period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a Subsequent Offering Period if the Purchaser has exercised the 90% Top-Up Option under the Merger Agreement. During the Subsequent Offering Period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period unless required to do so by the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by Cytyc or the Purchaser, if any, represents at least a majority of the sum of (i) the Shares then outstanding, plus (ii) the Shares issuable upon the exercise, conversion or exchange of outstanding Adeza stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied. The Offer is also subject to the satisfaction of other conditions, including (i) the HSR Condition, (ii) the Governmental Approval Condition, (iii) there being no lawsuits, actions, investigations or proceedings pending or threatened in writing by any governmental entity seeking to, among other things, challenge the purchase of Shares in the Offer, make materially more costly the making of the Offer, restrain, prohibit or impose material limitations on the Offer, impose material limitations on the ownership or operation of Adeza’s business or assets, or that otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iv) the representations and warranties of Adeza in the Merger Agreement being true and correct except as would not have a Company Material Adverse Effect (or, in some cases, in all material respects) as of the date of the Merger Agreement and the Expiration Date, (v) there being no facts, changes, events, developments or circumstances that have occurred, arisen or come into existence or become known which are continuing and have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (vi) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, by giving oral or written notice of such change or waiver to the Depositary, except that, without the prior written consent of Adeza, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	impose conditions or requirements to the Offer other than or in addition to the conditions and requirements described in Section 14—“Conditions of the Offer”;

•	amend or waive the Minimum Condition;

•	amend any of the conditions or requirements to the Offer described in Section 14—“Conditions of the Offer”; or

•	extend the expiration of the Offer other than as required by the Merger Agreement.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring prior to the Expiration Date. If the Offer Price is adjusted under this provision of the Merger Agreement, the Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, New York City time, on Friday, March 16, 2007 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release via Business Wire.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

Adeza has agreed to provide the Purchaser with Adeza’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; or

•

in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—”Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

The Purchaser reserves the right to assign to Cytyc and/or one or more wholly-owned subsidiaries of Cytyc any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3. Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book- Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered by courier or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Adeza’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of Adeza’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their reasonable discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Adeza stockholders.

Options and Warrants. The Offer is made only for Shares and is not made for any options or warrants to acquire Shares. Holders of vested but unexercised options to purchase Shares and exercisable warrants may participate in the Offer only if they first exercise their options or warrants in accordance with the terms of the applicable option plan or warrant agreement and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options or warrants that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section.

However, after completion of the Merger, all options and warrants will be canceled and each holder of an option or warrant will be entitled to receive an amount in cash equal to the excess, if any, of (1) $24.00 over (2) the per Share exercise price of such option or warrant, multiplied by the number of Shares subject to such option or warrant.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Cytyc, the Depositary, the Information Agent, Adeza or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after April 16, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Cytyc, the Depositary, the Information Agent, Adeza or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder should be aware that any gain realized upon the disposition of Shares in the Offer or the Merger also may be subject to U.S. federal income tax if, for such purposes, the Shares constitute a U.S. real property interest because Adeza was a U.S. real property holding corporation (a “USRPHC”) during the relevant statutory period. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. There can be no assurance that Adeza has not been, does not currently constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), if Adeza is a USRPHC with respect to a non-U.S. holder, that non-U.S. holder’s Shares will be treated as U.S. real property interests only if that non-U.S. holder owned (actually or constructively) during the relevant statutory period more than five percent of the Shares. Non-U.S. holders who have owned (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption, provided that the Depositary does not have actual knowledge or reason to know that the holder is a U.S. holder. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “ADZA.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market or, prior to the effectiveness of the NASDAQ Global Select Market, the NASDAQ National Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2005
First Quarter	$18.67	$12.07
Second Quarter	$17.10	$10.97
Third Quarter	$18.35	$14.65
Fourth Quarter	$21.75	$15.50
Fiscal Year Ended December 31, 2006
First Quarter	$23.35	$18.26
Second Quarter	$22.16	$12.61
Third Quarter	$17.97	$13.30
Fourth Quarter	$18.96	$13.05
Fiscal Year Ending December 31, 2007
First Quarter (through February 9, 2007)	$16.50	$13.80

On February 9, 2007, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the NASDAQ Global Select Market was $15.53 per share. On February 15, 2007, the last full trading day before the commencement of the Offer, the closing price reported on the NASDAQ Global Select Market was $23.81 per share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Adeza has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without Cytyc’s written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the appointment or election of the Purchaser’s designees to Adeza’s board of directors, Adeza may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock. Adeza is not expected to declare or pay cash dividends after completion of the Offer.

7. Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

NASDAQ Listing and Controlled Company Status. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least than $1 per share and either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Cytyc upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Cytyc upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ Global Select Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ Global Select Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Adeza will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that Adeza would be exempt from the requirement that Adeza’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Adeza’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Adeza’s board of directors. Adeza has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Adeza to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Adeza subject to registration, would substantially reduce the information required to be furnished by Adeza to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Adeza, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Adeza and persons holding “restricted securities” of Adeza to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Adeza will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8. Certain Information Concerning Adeza

Adeza Biomedical Corporation. Adeza Biomedical Corporation is a publicly traded Delaware corporation with its principal executive offices at 1240 Elko Drive, Sunnyvale, California, 94089. The telephone number of Adeza at such office is (408) 745-0975.

Adeza designs, develops, manufactures and markets innovative products for women’s health. Adeza’s initial focus is on reproductive healthcare, using its proprietary technologies to predict preterm birth and assess infertility. Its principal product is a patented diagnostic test FullTerm™, The Fetal Fibronectin Test, that utilizes a single-use, disposable cassette and is analyzed on Adeza’s patented instrument, the TLiIQ® System. This U.S. Food and Drug Administration (“FDA”)-approved product is designed to objectively determine a woman’s risk of preterm birth by detecting the presence of a specific protein, fetal fibronectin, in vaginal secretions during pregnancy. Adeza began selling its single-use, disposable FullTerm™, The Fetal Fibronectin Test in 1999 and launched its second-generation system, the TLiIQ® System, in 2001. Sales of TLiIQ® Systems to hospital and clinical laboratories allow healthcare providers access to Adeza’s FullTerm™, The Fetal Fibronectin Test, resulting in the potential for better patient care and for significant cost savings by avoiding unnecessary medical treatment.

Adeza has submitted to the FDA a New Drug Application, or NDA, for Gestiva™ (17 alpha-hydroxyprogesterone caproate injection 250 mg/ml), a product candidate to prevent preterm birth in women who have a history of preterm delivery. On January 31, 2007, Adeza announced that the Office of Orphan Products Development of the FDA has granted Orphan Drug designation covering Gestiva. If Gestiva is approved, Orphan Drug designation provides the opportunity for seven years of U.S. market exclusivity.

Available Information. Adeza is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Adeza’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Adeza’s securities and any material interests of such persons in transactions with Adeza is required to be disclosed in proxy statements distributed to Adeza’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Adeza that have been filed via the EDGAR system.

9. Certain Information Concerning Cytyc and the Purchaser

Cytyc and the Purchaser. Cytyc is a Delaware corporation. Cytyc is a diversified cancer and women’s health company that designs, develops, manufactures, and markets innovative and clinically effective products. Cytyc’s products cover a range of cancer and women’s health applications, including cervical cancer screening, treatment of excessive menstrual bleeding, radiation treatment of early-stage breast cancer, breast cancer risk assessment and radiation treatment of patients with malignant brain tumors. Cytyc operates its business in three segments: domestic diagnostic products, domestic surgical products and international. Cytyc’s domestic diagnostics products segment develops and markets the ThinPrep® System in the United States primarily for use in cytology testing applications focused on women’s health, such as cervical cancer screening. Cytyc’s domestic surgical products segment manufactures the NovaSure® System, an innovative endometrial ablation device to treat menorrhagia, or excessive menstrual bleeding, the MammoSite® Radiation Therapy System, a device for the treatment of breast cancer that positions radiation sources directly into the post-lumpectomy site to optimize radiation treatment delivery while minimizing damage to healthy tissue, and the GliaSite® Radiation Therapy System for the treatment of malignant brain tumors. The domestic surgical products segment markets these products in the United States. Cytyc’s international segment markets its diagnostic and surgical products outside of the United States.

Cytyc’s business address is 250 Campus Drive, Marlborough, Massachusetts, 01752. The telephone number at such office is (508) 263-2900.

The Purchaser is a Delaware corporation that was recently formed at the direction of Cytyc for the purpose of effecting the Offer and the Merger. The Purchaser is wholly-owned by Cytyc. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s principal executive office is located at c/o Cytyc Corporation 250 Campus Drive, Marlborough, Massachusetts, 01752. The telephone number of the Purchaser at that office is (508) 263-2900.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Cytyc are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Cytyc, nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Cytyc or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Adeza and (ii) neither Cytyc, the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Adeza during the past 60 days.

Except as set forth in this Offer to Purchase, none of Cytyc, the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Adeza or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Cytyc or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Adeza or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Cytyc, the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Cytyc, the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Cytyc and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Cytyc is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Cytyc’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Cytyc’s securities and any material interests of such persons in transactions with Cytyc is required to be disclosed in proxy statements distributed to Cytyc’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as other information filed by Cytyc and the Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Cytyc and the Purchaser have filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Cytyc and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $452 million plus any related transaction fees and expenses. The Purchaser will acquire these funds from Cytyc, which intends to obtain the funds to be provided to the Purchaser out of cash, cash equivalents, marketable securities and Cytyc’s existing credit facility. As of January 31, 2007, Cytyc had approximately $308 million in cash, cash equivalents and marketable securities. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Cytyc is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The following information was prepared by Cytyc. Information about Adeza regarding meetings or discussions in which Cytyc or its representatives did not participate was provided by Adeza, and neither Cytyc nor the Purchaser takes any responsibility for the accuracy or completeness of such information.

On November 13, 2006, Patrick J. Sullivan, the Chairman, Chief Executive Officer and President of Cytyc, contacted Emory V. Anderson, the President and Chief Executive Officer of Adeza, to express Cytyc’s interest in acquiring Adeza and to inform Mr. Anderson that Cytyc would send a letter outlining the terms of the proposed acquisition.

Later that day, Mr. Sullivan sent a letter to Mr. Anderson, which included Cytyc’s non-binding indication of interest to acquire Adeza at a price of between $18 and $19 per share in cash. In the letter, Cytyc requested that Adeza provide Cytyc with a period of exclusivity as a condition to Cytyc’s willingness to undertake the expense of detailed due diligence and negotiation of a transaction.

During the week of November 20, 2006, Mr. Anderson contacted Mr. Sullivan and informed him that the board of directors of Adeza would consider the expression of interest at a meeting in December 2006.

On December 21, 2006, Mr. Anderson contacted Mr. Sullivan and informed him that the board of directors of Adeza had determined that it would conduct a sale process that would solicit interest from other potential acquirers and that it intended to commence that process by the middle of January 2007.

On January 16, 2007, representatives of J.P. Morgan Securities Inc. (“JPMorgan”), financial advisor to Cytyc, contacted representatives of UBS Securities LLC, financial advisor to Adeza, to discuss the proposed transaction. JPMorgan indicated that Cytyc was willing to increase its proposed acquisition price to $20 per share in cash on the condition that Adeza not move forward with a sale process that would solicit interest from other potential acquirers. JPMorgan also stated that Mr. Sullivan would send a letter to Mr. Anderson that would contain this non-binding indication of interest as well as a draft merger agreement setting the proposed terms and conditions of an acquisition by Cytyc of Adeza.

Later that day, Mr. Sullivan sent a letter to Mr. Anderson that contained a non-binding indication of interest to acquire Adeza at $20 per share in cash. The letter also contained the following proposed terms: the definitive merger agreement would contain a “fiduciary out” provision that would allow the Adeza board of directors to terminate the merger agreement with Cytyc if a superior proposal were presented by another acquirer; a termination fee that was characterized as “below-average” in the letter and payable in the event the “fiduciary out” provision was exercised; and an expedited due diligence and negotiation period. The letter stated that if Adeza elected to conduct a sale process that included soliciting interest from other potential acquirers, Cytyc was not inclined to participate.

The letter from Mr. Sullivan was accompanied by a draft merger agreement, which was structured as a tender offer followed by a second step merger. The proposed minimum tender condition in the tender offer was a majority of the outstanding shares of Adeza common stock, calculated on a fully diluted basis. The draft included a “fiduciary out” provision and indicated that the termination fee would be 2% of the aggregate transaction value.

On Friday, January 19, 2007, Mr. Anderson contacted Mr. Sullivan and informed him that Adeza intended to move forward with a sale process that included a solicitation of additional interest. Mr. Sullivan informed Mr. Anderson that Cytyc would not participate in that process. Mr. Anderson suggested that the senior management of each company meet the following week to allow Adeza to provide additional information regarding the business and products of Adeza and to discuss an increased value for the proposed acquisition.

On Saturday, January 20, 2007, representatives of JPMorgan contacted representatives of Adeza’s financial advisor and stated that Cytyc had agreed to have members of its senior management team meet with members of the senior management team of Adeza the following week. JPMorgan also informed Adeza’s financial advisor that Cytyc would enter into a confidentiality agreement with Adeza on the condition that such agreement would not contain a “standstill” provision that would prevent Cytyc from making any proposal to acquire Adeza without Adeza’s invitation to do so. Over the course of that weekend, the parties’ financial advisors held additional discussions regarding various dates and locations for the proposed meeting. Adeza’s financial advisor also informed JPMorgan on behalf of Adeza that Adeza’s process of soliciting additional indications of interest from potential acquirers of Adeza had commenced and that due diligence activities would begin in early February 2007.

Early on the morning of Friday, January 26, 2007, Cytyc and Adeza entered into a confidentiality agreement that did not contain a “standstill” provision but provided that Cytyc was prohibited from releasing any confidential information it received from Adeza. The agreement further provided that Cytyc would be released from such restrictions to the extent necessary to comply with the disclosure requirements of the federal securities laws in certain limited circumstances.

Later on the morning of Friday, January 26, 2007, in Boston, Massachusetts, members of the senior management team of Cytyc received a presentation on Adeza from members of the senior management team of Adeza. Also at this meeting, Mr. Anderson informed Mr. Sullivan that Cytyc would have to increase the value of its indication by several dollars per share in cash for Adeza to negotiate with Cytyc in advance of conducting a sale process that included soliciting interest from other potential acquirers.

On Tuesday, January 30, 2007, Mr. Sullivan sent a letter to Mr. Anderson that contained a non-binding indication of interest to acquire Adeza at $21 per share in cash. The letter reiterated Cytyc’s prior proposal that the definitive merger agreement would contain a “fiduciary out” provision and a “below-average” termination fee and that due diligence and negotiations would be conducted on an expedited basis. The letter stated that Cytyc had determined that it would not participate in any sale process that included soliciting interest from other potential acquirers. The letter also stated that the proposal would expire on Friday, February 2, 2007.

On Friday, February 2, 2007, Mr. Anderson informed Mr. Sullivan that Adeza had received two indications of interest in excess of $21 per share and that the Adeza board of directors had convened a special meeting to review the Cytyc non-binding indication of interest in light of such indications. Mr. Anderson further stated that the Adeza Board had determined that Adeza would continue a sale process that included soliciting interest but would do so on an accelerated schedule that would allow due diligence activities to commence at the end of the following week.

Over the weekend of February 3 and February 4, 2007, Cytyc and Adeza arranged due diligence meetings to take place the following week.

Commencing on Wednesday, February 7, 2007, and continuing thereafter, representatives of Cytyc and its financial, legal and accounting advisors conducted extensive due diligence on Adeza.

On Thursday, February 8, 2007, JPMorgan indicated to Adeza’s financial advisor that Cytyc was prepared to offer $23 per share in cash, subject to satisfactory completion of due diligence by Cytyc. Adeza’s financial advisor informed JPMorgan that, in light of the two non-binding indications of interest that had been received by Adeza to date, both of which were at or in excess of the $23 per share offer by Cytyc, Cytyc should consider offering in excess of $23 per share.

On the morning of Friday, February 9, 2007, Mr. Sullivan sent a letter to Mr. Anderson that contained an offer to acquire Adeza at $24 per share in cash, subject to certain conditions including: the negotiation, execution and delivery of a definitive merger agreement on or before Sunday, February 11, 2007; the approval of the definitive merger agreement by the boards of directors of both Cytyc and Adeza; an increase in the termination fee to 3%; and confirmation from the Adeza board of directors following its scheduled meeting later that day that such terms and conditions were acceptable (subject to the negotiation of a definitive agreement and the receipt of an opinion from Adeza’s financial advisor). The letter further stated that if a definitive merger agreement was not negotiated, executed and delivered in accordance with the terms and conditions set forth in such letter, Cytyc would revoke its offer and cease all negotiations.

Later that day, the board of directors of Adeza convened a special meeting to review the terms and conditions of the offer set forth in Cytyc’s letter. After the board meeting, Mr. Anderson informed Mr. McDonough that the Adeza board of directors had authorized him to confirm to Cytyc that the terms and conditions were acceptable.

That evening, Hogan & Hartson L.L.P., counsel to Cytyc, delivered a revised draft merger agreement to Heller Ehrman LLP, counsel to Adeza. The draft merger agreement was substantially similar to the draft previously provided by Cytyc, but included a termination fee of 3%. In addition, it contemplated that significant stockholders of Adeza would agree to tender their shares in the tender offer.

On Saturday, February 10, 2007, Heller Ehrman delivered comments on the draft merger agreement to Hogan & Hartson.

On Saturday, February 10, 2007, the board of directors of Cytyc convened a special telephonic meeting to consider the proposed transaction with Adeza. At the meeting, the Cytyc board of directors voted unanimously to approve the merger agreement and the transaction contemplated thereby, subject to satisfactory resolution of the remaining unresolved issues with the terms and conditions of the merger agreement.

Later that night and throughout Sunday, February, 11, 2007, Hogan & Hartson and Heller Ehrman continued to negotiate the remaining unresolved issues with the terms and conditions of the merger agreement. By that evening, all such issues were resolved.

On Sunday, February 11, 2007, the board of directors of Adeza convened another special meeting to consider the proposed transaction with Cytyc. At the meeting, the Adeza board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereby. Thereafter, Cytyc, the Purchaser and Adeza executed the merger agreement. The other related agreements were simultaneously executed.

On Monday, February 12, 2007, Cytyc and Adeza issued press releases announcing the transaction.

12. Purpose of the Offer; Plans for Adeza; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Adeza. The Offer is being made according to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of Adeza. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Cytyc will own 100% of the equity interests in Adeza, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Adeza and entitlement to any increase in its value. Similarly, Cytyc would also bear the risk of any losses incurred in the operation of Adeza and any decrease in the value of Adeza.

Adeza stockholders who sell their Shares in the Offer will cease to have any equity interest in Adeza and to participate in any future growth in Adeza. If the Merger is completed, the current stockholders of Adeza will no longer have an equity interest in Adeza and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Adeza will not bear the risk of any decrease in the value of Adeza after selling their Shares in the Offer or the Merger.

Plans for Adeza. Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Adeza, the disposition of securities of Adeza, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Adeza, or the sale or transfer of a material amount of assets of Adeza. After the purchase of the Shares in the Offer, we will be entitled to appoint our representatives to the board of directors of Adeza in proportion to our ownership of the outstanding Shares, as described below under the caption “Adeza’s Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Adeza will be a direct wholly-owned subsidiary of Cytyc. After completion of the Offer and the Merger, the reconstituted Adeza board of directors expects to work with Adeza’s management to evaluate and review Adeza and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Adeza into Cytyc’s business and market units. As a result of this review and integration, it is possible that we could implement changes to Adeza’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. The Purchaser and, after completion of the Offer and the Merger, the reconstituted Adeza board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

After completion or termination of the Offer, we may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, we expect to acquire additional Shares by exercising the 90% Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval. Under the DGCL, the approval of the board of directors of the Purchaser and Adeza is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. Adeza has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Adeza and the completion by Adeza of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Adeza, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Adeza has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, Adeza has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. Cytyc has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Cytyc’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Cytyc, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Adeza in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the 90% Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Adeza, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the 90% Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the 90% Top-Up Option. We could also seek to purchase additional Shares in the open market or otherwise to permit us to complete a Short-Form Merger. According to the Merger Agreement, we are required to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Adeza and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Adeza stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Cytyc and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally entitled to do so.

Cytyc and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without Adeza’s prior written approval the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions or requirements to the Offer that are different than or in addition to the conditions and requirements described in Section 14—“Conditions of the Offer,” (v) amend or waive the Minimum Condition, (vi) amend any of the conditions or requirements to the Offer described in Section 14—“Conditions of the Offer,” or (vii) extend the expiration of the Offer in a manner other than as required by the Merger Agreement. The Merger Agreement provides that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring prior to the Expiration Date.

The Merger Agreement provides that the Purchaser will extend the Offer:

•	to the extent required by applicable laws, rules or regulations of the SEC or the NASDAQ Global Select Market;

•	for one or more periods of 10 business days each, or any lesser period ending on May 16, 2007, if at the Expiration Date any of the conditions to the Offer have not been satisfied; and

•

for one or more periods of 10 business days each, or any lesser period ending on June 15, 2007, if at the Expiration Date the HSR Condition and/or the Governmental Approval Condition have not been satisfied.

After acceptance for payment of Shares in the Offer, if Cytyc, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to complete the Short-Form Merger, then the Purchaser may provide a Subsequent Offering Period and, if more than 80% of the issued and outstanding Shares have been validly tendered and not withdrawn in the

Offer, the Purchaser must provide a Subsequent Offering Period of at least 10 business days. The Purchaser is not required to provide a Subsequent Offering Period if the Purchaser has exercised the 90% Top-Up Option under the Merger Agreement. See the below section titled “—90% Top-Up Option.”

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Adeza except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within 24 hours, irrevocably and unconditionally terminate the Offer.

Adeza’s Board of Directors. Under the Merger Agreement, promptly after the Purchaser accepts for payment and pays for any Shares validly tendered in the Offer, the Purchaser is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Adeza that is equal to the total number of directors on Adeza’s board of directors multiplied by the percentage that the Shares beneficially owned by Cytyc, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding. At the Purchaser’s request, Adeza will promptly take such actions to enable the Purchaser’s designees to be elected or designated to Adeza’s board of directors, including filling vacancies or newly created directorships on Adeza’s board of directors, increasing the size of Adeza’s board of directors, including by amending Adeza’s bylaws, if necessary, so as to increase the size of the board of directors, and/or securing the resignations of the applicable number of its incumbent directors, and Adeza agreed to use its best efforts to cause the Purchaser’s designees to be so elected or designated. After the Purchaser accepts for payment and pays for any Shares validly tendered in the offer, Adeza has agreed to cause the Purchaser’s designees to constitute the same percentage of each committee of Adeza’s board of directors as on Adeza’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

After completion of the Offer and the election of the Purchaser’s designees to Adeza’s board of directors, Adeza shall cause three directors who are currently members of Adeza’s board of directors to remain as directors at least until completion of the Merger. We refer to these remaining directors as the “Continuing Directors.” The Merger Agreement provides that:

•

each Continuing Director will be an “independent director” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules and eligible to serve on the Audit Committee of Adeza’s board of directors under the Exchange Act and NASDAQ Marketplace Rules; and

•	at least one Continuing Director will be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto.

If any Continuing Director is unable to serve due to death, disability or resignation, Adeza will take necessary action so that the remaining Continuing Director or Continuing Directors are entitled to elect or designate another person or persons to fill the vacancy or vacancies, each of whom will be deemed to be a Continuing Director. If no Continuing Directors remain, the other directors will designate three persons to fill the vacancies, each of whom will be deemed to be a Continuing Director. Between the completion of the Offer and completion of the Merger, if the Purchaser’s designees constitute a majority of Adeza’s board of directors, the approval of a majority of the Continuing Directors (in addition to the approval rights of the Adeza board of directors or its stockholders as may be required) is required for Adeza to:

•	amend or terminate the Merger Agreement;

•

exercise or waive any of Adeza’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than Cytyc and the Purchaser);

•	amend Adeza’s certificate of incorporation or bylaws, if such action would materially and adversely affect the holders of Shares (other than Cytyc and the Purchaser); or

•

take any other action of the Adeza board of directors under or in connection with the Merger Agreement if the action would materially and adversely affect the holders of Shares (other than Cytyc or the Purchaser).

If there are no Continuing Directors as a result of the directors’ deaths, disabilities or refusal to serve, then the actions set forth in the four bullet points above may be taken by majority vote of the entire Adeza board of directors.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	the Purchaser will be merged with and into Adeza and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Adeza will be the surviving corporation in the Merger (which we refer to as the “surviving corporation”) and will continue to be governed by the DGCL; and

•	the separate corporate existence of Adeza, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

The Purchaser and the surviving corporation will take all necessary actions such that, after the effective time of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended to be in the forms attached to the Merger Agreement.

The obligations of Cytyc and the Purchaser, on the one hand, and Adeza, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been adopted by the holders of a majority of the then outstanding Shares, if required by applicable law;

•

no statute, rule or regulation having been enacted or promulgated by any governmental entity which prohibits the completion of the Merger, and there being no order or injunction of a court of competent jurisdiction in effect preventing the completion of the Merger;

•

the Purchaser having accepted for payment and paid for, or caused to be accepted for payment and paid for, all Shares validly tendered and not withdrawn in the Offer, including in any Subsequent Offering Period provided by the Purchaser; and

•

any waiting period (and any extension thereof) under the HSR Act or under any similar foreign statutes or regulations applicable to the Merger in any Significant Jurisdiction (as defined below) (and, in the case of statutes or regulations in Significant Jurisdictions, the failure of which to obtain would materially and adversely affect Cytyc and its subsidiaries, taken as a whole, or could reasonably be expected to result in criminal liability) shall have expired or terminated, or, where applicable, approval has been obtained

The conditions to completion of the Merger may be waived in whole or in part by Cytyc, the Purchaser or Adeza, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger:

•

each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock, par value of $0.001 per share, of the surviving corporation;

•

all Shares owned by Adeza or by Cytyc, the Purchaser or any of their respective subsidiaries or affiliates will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

•

each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest.

After the effective time of the Merger, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. The price to be paid for each Share in the Merger will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock or cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or similar change with respect to the Shares that occurs prior to the effective time of the Merger. Prior to the effective time of the Merger, Cytyc or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

90% Top-Up Option. Pursuant to the Merger Agreement, Adeza granted to the Purchaser an irrevocable 90% Top-Up Option to purchase a number of Shares, at a price per share equal to the Offer Price that, when added to the number of Shares owned by Cytyc, the Purchaser and their subsidiaries and affiliates at the time of such exercise, will constitute 10,000 Shares more than 90% of the Shares then outstanding (after giving effect to the 90% Top-Up Option), or, if lower, a number of additional Shares equal to 19.9% of the Shares then outstanding. The exercise price for the 90% Top-Up Option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by the Purchaser and due and payable within 30 days. The 90% Top-Up Option is not exercisable unless immediately after such exercise and the issuance of Shares pursuant to the 90% Top-Up Option, Cytyc, the Purchaser and their respective subsidiaries and affiliates would hold, in the aggregate, at least 90% of the Shares then outstanding. The 90% Top-Up Option is not exercisable for a number of Shares in excess of Adeza’s total authorized and unissued Shares. Unless a law or other legal impediment prohibits the exercise of the 90% Top-Up Option or the issuance of Shares pursuant thereto, the Purchaser may exercise the 90% Top-Up Option, in whole but not in part, at any one time after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer. The Purchaser may not exercise the 90% Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options. Effective as of the effective time of the Merger, Adeza shall (i) terminate its stock plans and (ii) cancel, at the effective time of the Merger, each option to purchase Shares granted under the its stock plans (each, a “Company Option”) that is outstanding and unexercised as of such date. Each holder of a Company Option that is outstanding and unexercised at the effective time of the Merger pursuant to the terms of the applicable stock plan shall be entitled to receive from the surviving corporation immediately after the effective time of the Merger, in exchange for the cancellation of such Company Option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Company Option, multiplied by the number of Shares subject to such Company Option as of the effective time of the Merger.

All amounts payable pursuant to the provisions described in the preceding paragraph shall be paid without interest and shall be net of all applicable withholding taxes that Cytyc, the Purchaser, the surviving corporation and the paying agent, as the case may be, shall be required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign law. To the extent that amounts are so withheld by Cytyc, the Purchaser, the surviving corporation or the paying agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options in respect of which such deduction and withholding was made by Cytyc, the Purchaser, the surviving corporation or the paying agent.

Prior to the effective time of the Merger, Adeza shall take all necessary actions (i) to provide that the treatment of Company Options will qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and (ii) to effect the treatment of the stock plans and Company Options set forth in the Merger Agreement, including obtaining any and all necessary consents.

Treatment of Warrants. At the effective time of the Merger, each warrant to purchase Shares that is outstanding and not terminated by its terms will be assumed by Cytyc and converted into the right to a cash payment equal to the amount by which the Offer Price exceeds the exercise price of such warrants.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders. Adeza has agreed, acting through its board of directors, to:

•

as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer and the expiration of any Subsequent Offering Period, duly set a record date for, call and give notice of a special meeting of its stockholders, which we refer to as the “special meeting,” for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

•	cause a definitive proxy statement for the special meeting to be mailed to Adeza’s stockholders;

•

use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and secure the approval of the stockholders required by the DGCL and any other applicable law to effect the Merger.

In connection with the special meeting, Adeza has also agreed to prepare and, file with the SEC a proxy statement with respect to the special meeting as promptly as practicable after the Purchaser accepts for payment and pays for Shares validly tendered in the Offer, and after any Subsequent Offering Period. Adeza has agreed to include in the proxy statement the recommendation of Adeza’s board of directors that stockholders of Adeza vote in favor of the adoption of the Merger Agreement. The Merger Agreement provides that Cytyc will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of their subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

If Cytyc, the Purchaser and any their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of Adeza entitled to vote on the Merger after the Purchaser accepts for payment and pays for all Shares validly tendered in the Offer and after any Subsequent Offering Period, Cytyc will cause the Merger to become effective as promptly as practicable without a meeting of Adeza’s stockholders pursuant to the DGCL.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Adeza to Cytyc and the Purchaser and representations and warranties made by Cytyc and the Purchaser to Adeza. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Adeza has made customary representations and warranties to Cytyc and the Purchaser with respect to, among other things:

•	corporate matters related to Adeza, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by Adeza’s board of directors;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business and absence of certain changes, except as contemplated by the Merger Agreement, including that no facts, changes, events, developments or circumstances have occurred, arisen, come into existence or become known to Adeza, individually or in the aggregate, which have had, or would reasonably be expected to have, a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans, ERISA matters and approval of certain Adeza compensatory arrangements by the compensation committee of Adeza’s board of directors;

•	taxes;

•	material contracts;

•	title to properties and the absence of certain encumbrances;

•	intellectual property;

•	labor matters;

•	compliance with laws and permits, including environmental laws and regulations;

•	the information contained in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	the opinion of its financial advisor;

•	insurance;

•	brokers’ fees and expenses;

•	the inapplicability of state takeover statutes to the Offer or the Merger; and

•	regulatory compliance.

Some of the representations and warranties in the Merger Agreement made by Adeza are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, development, circumstance, condition or worsening thereof that, individually or when taken together will all other such changes, effects, developments, circumstances, conditions or worsening thereof that then exist, has or is reasonably likely to have a material adverse effect on the properties, assets, liabilities, condition (financial or otherwise), business or results of operations of Adeza.

The definition of “Company Material Adverse Effect” excludes any changes, effects, developments, circumstances, conditions or worsening thereof resulting from, relating to or arising out of:

•

conditions in any industry in which Adeza operates to the extent that those conditions do not have a materially disproportionate effect on Adeza relative to other companies of comparable size to Adeza operating in the industry;

•	general economic conditions in the United States, in any country in which Adeza conducts business or in the global economy as a whole;

•

any generally applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing to the extent that such conditions do not have a materially disproportionate effect on Adeza relative to other companies of comparable size to Adeza operating in such industry or industries;

•

conditions arising out of acts of terrorism, war, weather conditions or other force majeure events to the extent that such conditions do not have a materially disproportionate effect on Adeza relative to other companies of comparable size to Adeza operating in such industry or industries;

•	the announcement of the execution of the Merger Agreement or the pendency of the Offer or the Merger, including the loss or departure of officers or other employees of Adeza, or the termination,

reduction or any other negative development in Adeza’s relationships with any of its customers, suppliers, distributors or other business partners;

•	compliance with the terms of, or the taking of any action required by, the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•	any actions taken, or failure to take action, to which Cytyc or the Purchaser has expressly consented or requested;

•

changes in Adeza’s stock price or the trading volume of Adeza’s stock, in and of itself, except that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account;

•

any failure by Adeza to meet any published analyst estimates or expectations of Adeza’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Adeza to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, except that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account; and

•	any legal proceedings made or brought by any current or former Adeza stockholders arising out of or relating to the Merger Agreement or the transactions contemplated thereby.

In the Merger Agreement, Cytyc and the Purchaser have made customary representations and warranties to Adeza with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	litigation;

•	the information contained in this Offer to Purchase, Adeza’s Solicitation/Recommendation Statement filed on Schedule 14D-9, and any proxy statement relating to a special meeting concerning the Merger;

•	ownership of Shares by Cytyc and the Purchaser; and

•	sufficiency of funds.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered in connection with the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Interim Operations; Covenants. Except as disclosed prior to execution of the Merger Agreement, required by the terms of the Merger Agreement, or agreed to in writing by Cytyc, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the time when the Purchaser’s designees have been elected to and constitute a majority of Adeza’s board of directors, Adeza has agreed that it will:

•	conduct its businesses in all material respects in the ordinary course consistent with past practice;

•	use commercially reasonable efforts to preserve intact its present business organizations;

•	use commercially reasonable efforts to maintain satisfactory relations with and keep available the services of their current officers and other key employees;

•	maintain in effect all material licenses, approvals, and authorization; and

•	use commercially reasonable efforts to preserve relationships with material lenders, customers, suppliers, distributors and others having material business relationships with Adeza.

In addition, except as disclosed prior to execution of the Merger Agreement, required by the terms of the Merger Agreement, or agreed to in writing by Cytyc, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the time when Cytyc’s designees have been elected to and constitute a majority of Adeza’s board of directors, Adeza will not, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend the governing documents of Adeza or amend the terms of any outstanding security of Adeza;

•	split, combine, subdivide or reclassify any shares of capital stock of Adeza;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Adeza’s capital stock;

•	redeem, purchase or acquire any equity interests or offer to do so, except for certain repurchases of unvested shares;

•

issue shares of, or securities convertible into or exchangeable for, or grant any options, stock appreciation rights or restricted stock units convertible into or exchangeable for, or warrants or rights to acquire, any shares of capital stock of Adeza, or grant to any person any right the value of which is based on the value of Shares or other capital stock, except that Adeza may issue shares of Adeza capital stock upon the exercise of outstanding options, stock appreciation rights or restricted stock units;

•	except in the ordinary course of business consistent with past practice, acquire any assets having a fair market value in excess of $2.0 million;

•	acquire any equity interests in or substantially all of the assets of any person;

•

transfer, lease or encumber material assets, other than sales in the ordinary course of business consistent with past practice, and dispositions of equipment and property no longer used in the operation of the business;

•

incur or assume any long-term or short-term indebtedness, except short-term indebtedness in the ordinary course of business consistent with past practice or indebtedness under existing debt facilities;

•	assume, guarantee, or otherwise become liable for the obligations of any third person;

•	make any loans, advances or capital contributions to, or investments in, any third person other than in the ordinary course of business consistent with past practice;

•

other than in the ordinary course of business consistent with past practice or as required by applicable law or the terms of any existing agreement, and in the case of any officer or director of Adeza only to the extent that Adeza’s Compensation Committee has approved such action:

•	make any change in, or accelerate the vesting of, the compensation or benefits payable to, or grant any severance or termination pay to, any officers, directors, employees, agents or consultants;

•

enter into or amend any employment, consulting, severance, retention, change in control, termination pay, collective bargaining or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement, or make any loans to officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to a benefit plan or otherwise;

•

pay or make any arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director or employee or pay or agree to pay or make any arrangement for payment to any officers, directors, employees or affiliates of Adeza;

•

adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock option,

stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with any director, officer, employer or agent of Adeza, or amend in any material respect any such existing plan, agreement, or arrangement in a manner inconsistent with the foregoing;

•

announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Adeza other than routine employee terminations;

•

incur any capital expenditures in excess of $2.0 million, in the aggregate, except those contemplated in current capital expenditure budgets or otherwise in the ordinary course of business consistent with past practice;

•

enter into any agreement that limits Adeza, or upon completion of the transactions contemplated by the Merger Agreement, Cytyc or its subsidiaries from engaging or competing in any line of business or in any location;

•	amend or modify in a material respect or terminate any material contract or otherwise waive or assign any material rights, claims or benefits thereunder, or enter any material contract;

•	settle, pay or discharge outside the ordinary course of business consistent with past practice any litigation, investigation, arbitration;

•	permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without reasonable notice to the Purchaser;

•	change any accounting methods materially affecting its assets, liabilities or business, except for changes required by GAAP or Regulation S-X promulgated under the Exchange Act;

•	revalue in any material respect any of its material assets other than in the ordinary course of business consistent with past practice;

•

make or change any material tax election, adopt or change any tax accounting method or period, file any material amended tax return, enter into any closing agreement with respect to material taxes, settle or consent to any material tax claim, take any affirmative action to surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Adeza;

•

take any action that would, directly or indirectly, restrict or impair the ability of the Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of Adeza;

•	except as required by applicable law, convene any regular or special meeting of the Adeza stockholders other than a special meeting to vote on the Merger;

•

take any action that is intended or is reasonably likely to result in (i) any of Adeza’s representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect at any time prior to the effective time of the Merger in any manner that would be reasonably likely to cause the conditions of the Offer described in the Merger Agreement to not be satisfied, or (ii) a violation of any provision of the Merger Agreement, except, in each of the foregoing cases, as may be required by applicable law;

•	enter into any contract or agreement with any director or officer of Adeza or any of its affiliates (including any immediate family member of such person) or any other affiliate of Adeza; and

•

enter into any written agreement, contract, commitment or arrangement to do any of the things described in the preceding bullet points, or authorize in writing any of the things described in the preceding bullet points.

Notwithstanding any of the foregoing, after the Purchaser has accepted for payment and paid for Shares validly tendered in the Offer, Adeza may not accelerate the vesting of, or make changes in, equity based compensation, restricted stock or stock rights, other than by permitting the acceleration of any options or other equity based compensation pursuant to the terms of agreements in existence on the date of the Merger Agreement that provide for such acceleration or otherwise previously disclosed.

No Solicitation; Unsolicited Proposals. From the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Adeza has agreed that (i) Adeza will not and will cause its officers and directors not to and (ii) Adeza will not authorize or permit its non-officer employees, investment bankers, attorneys, accountants or other agents or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•

solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information), any inquiries or the making or submission of, or any inquiry, offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Adeza or afford access to the properties, assets, books or records or employees of Adeza to, any third party or “group” (as defined in Section 13(d) of the Exchange Act) relating to an Acquisition Proposal, other than Cytyc and its subsidiaries and representatives;

•	facilitate any effort or attempt to make or implement an Acquisition Proposal;

•	accept, approve, endorse or recommend an Acquisition Proposal; or

•

enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) with respect to or contemplating an Acquisition Proposal, or enter into any agreement, arrangement, undertaking, contract, commitment or understanding requiring Adeza to abandon, terminate or fail to complete the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Adeza agreed that it will, and will cause its representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any third party or group previously conducted by Adeza or its representatives with respect to an Acquisition Proposal or an Acquisition Transaction (as defined below).

Notwithstanding the restrictions described above, at any time before the completion of the Merger, Adeza may, subject to compliance with the provisions described in the immediately succeeding paragraph, furnish information with respect to Adeza to any third party or group that has submitted an unsolicited bona fide written Acquisition Proposal, and participate in discussions or negotiations (including requesting that the third party amend the terms of the Acquisition Proposal so that it may be a Superior Proposal (as defined below)) regarding the Acquisition Proposal, if:

•	Adeza received the Acquisition Proposal under circumstances in which Adeza and its and representatives complied with Adeza’s obligations under the no solicitation provisions of the Merger Agreement;

•

Adeza’s board of directors (i) determines in good faith, after consultation with its financial advisor and outside counsel, that the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, and (ii) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to Adeza’s stockholders under applicable law; and

•	any information furnished to the third person or group making the Acquisition Proposal is covered by a confidentiality agreement.

See —“Confidentiality Agreement.”

The Merger Agreement requires Adeza to give Cytyc prior written notice that Adeza’s board of directors has made the required determination described in the second bullet point in the immediately preceding paragraph and that Adeza intends to furnish non-public information to, or enter into discussions or negotiations with, the third party or group making the Acquisition Proposal. This notice is required to contain the identity of the third party, a copy of the written Acquisition Proposal and a description of any other material terms pertinent to the Acquisition Proposal. Adeza is also required to deliver to Cytyc a copy of information delivered to the third party or group if the information has not previously been furnished to Cytyc.

In addition, Adeza has agreed that, as promptly as practicable and in any event within 48 hours, Adeza will notify Cytyc of any Acquisition Proposal that Adeza has received or of any request for information or inquiry that Adeza has received that relates to or would reasonably be expected to lead to an Acquisition Proposal. Such notification will include a copy of the written Acquisition Proposal, request or inquiry (or, if oral, the material terms and conditions of the Acquisition Proposal, request or inquiry), and the identity of the person making the Acquisition Proposal, request or inquiry. Adeza is required to keep Cytyc informed on a reasonably current basis (but in any event within 48 hours) of the status and material terms and conditions (including all amendments or proposed amendments) of the Acquisition Proposal, request or inquiry. Adeza also agreed to provide Cytyc at least 48 hours prior notice of a meeting of Adeza’s board of directors (or the lesser notice that is provided to the members of Adeza’s board of directors) at which Adeza’s board of directors is reasonably expected to consider an Acquisition Proposal.

The Merger Agreement does not prohibit Adeza from issuing a “stop-look-and listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 under the Exchange Act or otherwise disclosing any information to its stockholders that Adeza’s board of directors determines in good faith, after consultation with its outside legal counsel, it is required to disclose in order to fulfill its fiduciary duties to Adeza’s stockholders under applicable law.

Adeza agreed that it will not release or waive any provision of, and at Cytyc’s request, will use its reasonable best efforts to enforce any confidentiality, “standstill” or similar agreement to which Adeza is a party. Adeza also agreed that Adeza or its representatives promptly will instruct each person that had previously executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of Adeza to promptly return or destroy the information, documents and materials relating to the Acquisition Proposal or to Adeza or its businesses, operations or affairs previously furnished to such third party, and to destroy all related summaries, analyses or extracts.

Company Recommendation. Subject to the provisions described below, Adeza’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement in accordance with the applicable provisions of DGCL. This is referred to as the “Company Recommendation.” Adeza’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit Cytyc to include the Company Recommendation in this Offer to Purchase and related Offer documents. Subject to the provisions described below, the Merger Agreement provides that neither Adeza’s board of directors nor any committee thereof will withdraw, qualify, modify, change or amend in any manner adverse to Cytyc or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto):

•	the Company Recommendation;

•	the approval by Adeza’s board of directors of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; or

•

the approval by the compensation committee of Adeza’s board of directors of certain Adeza compensation arrangements as “employment compensation, severance or other employee benefit arrangements” for purposes of satisfying the requirements of the non-exclusive safe-harbor of Rule 14d-10(d)(2) under the Exchange Act.

These actions are referred to in the Merger Agreement as a “Company Change in Recommendation.”

Notwithstanding any other provisions in the Merger Agreement, Adeza’s board of directors may effect a Company Change in Recommendation at any time before the completion of the Merger, if:

•

Adeza’s board of directors has received an Acquisition Proposal (that has not been withdrawn) that constitutes a Superior Proposal, and such Acquisition Proposal did not result from a breach or violation of the no solicitation provisions of the Merger Agreement;

•

Adeza’s board of directors determines in good faith, after consultation with its outside legal counsel, and after considering in good faith any counter-offer or proposal made by Cytyc during the two-day period described below, that the failure to effect a Company Change in Recommendation in light of the Superior Proposal would be a breach of its fiduciary duties to Adeza’s stockholders under applicable law;

•

at least two days prior to the Company Change in Recommendation, Adeza provided Cytyc a written notice of its intention to make the Company Change in Recommendation, which we refer to as a “notice of change in recommendation.” Such notice of change in recommendation shall not be deemed to be, in and of itself, a Company Change in Recommendation, and must specify the material terms and conditions of the Superior Proposal, including a copy of the Superior Proposal and identifying the person making the Superior Proposal;

•

during the two-day period after Cytyc’s receipt of the notice of change in recommendation, Adeza has given Cytyc the opportunity to meet with Adeza and its representatives, and at Cytyc’s request, has negotiated in good faith regarding the terms of possible revisions to the terms of the Merger Agreement; and

•

Cytyc does not, within the two-day period after Cytyc’s receipt of a notice of change in recommendation, make an offer that Adeza’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, to be at least as favorable to Adeza’s stockholders as the Superior Proposal.

The Merger Agreement provides that any amendment to the financial terms or any other material terms of a Superior Proposal require Adeza to deliver a new notice of change in recommendation and a new one-day response period.

Notwithstanding the foregoing provisions, at any time before the completion of the Merger, Adeza’s board of directors may effect a Company Change in Recommendation other than in connection with a Superior Proposal if:

•

Adeza’s board of directors determines in good faith after consultation with its outside legal counsel that the failure to effect a Company Change in Recommendation could reasonably be expected to result in a breach of its fiduciary duties to Adeza’s stockholders under applicable law;

•

at least two days prior to such Company Change in Recommendation, Adeza provided Cytyc with a notice of change in recommendation specifying in sufficient detail the circumstances for such proposed Company Change in Recommendation; and

•

during the two-day period following Cytyc’s receipt of the notice of change in recommendation, Adeza has given Cytyc the opportunity to meet with Adeza and its representatives, and at Cytyc’s request, negotiated in good faith regarding the terms of possible revisions to the terms of the Merger Agreement.

Adeza may not enter into any agreement (other than a confidentiality agreement permitted under the no solicitation provisions of the Merger Agreement), including a letter of intent, with respect to a Superior Proposal unless the Merger Agreement has been or concurrently is validly terminated by its terms and Cytyc has received, by wire transfer of immediately available funds, any amounts due to Cytyc under the termination fee provisions of the Merger Agreement described below.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest, whether or not in writing, by any person that relates to an Acquisition Transaction.

•	“Acquisition Transaction” means any transaction or series of transactions involving:

•

any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving Adeza in which Adeza’s stockholders immediately preceding the transaction would hold less than 85% of the equity or voting securities of the surviving or resulting entity of the transaction;

•

the issuance by Adeza, or the acquisition by any third party or group, directly or indirectly, of shares of any class of capital stock or other equity securities of Adeza representing more than 15%, by ownership or voting power, of the outstanding shares of any class of capital stock of Adeza;

•

any tender or exchange offer that if consummated would result in any third party or group beneficially owning shares of any class of capital stock or other equity securities of Adeza representing more than 15%, by ownership or voting power, of the outstanding shares of any class capital stock of Adeza;

•

any acquisition, license, lease, purchase or other disposition of assets that constitute more than 15% of the assets of Adeza, other than the sale of inventory in the ordinary course of business or consistent with past practice; or

•	any combination of the foregoing.

•

“Superior Proposal” means any bona fide written Acquisition Proposal received by Adeza after the date of the Merger Agreement, and not in breach of the Merger Agreement, that is not subject to any financing condition or contingency, which Adeza’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the third party or group making the Acquisition Proposal, would, if consummated in accordance with its terms, be more favorable to the holders of Shares (in their capacity as such) than the transactions contemplated by the Merger Agreement, including the Offer and the Merger, after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by Cytyc in response to the Acquisition Proposal.

Indemnification and Insurance. For a period of six years after the completion of the Merger, Cytyc and the surviving corporation in the Merger are required to honor and fulfill the obligations of Adeza, to the fullest extent permissible under applicable provisions of the DGCL, under its certificate of incorporation or bylaws and under any indemnification or other similar agreements between Adeza and its current and former directors, officers and other employees, whom we refer to as “covered persons,” in effect on the date of the Merger Agreement arising out of or relating to actions or omissions in their capacity as officers, directors or employees occurring at or prior to the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby.

The surviving corporation in the Merger is also required to advance expenses (including legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification under the Merger Agreement, and to the extent provided in Adeza’s certificate of incorporation or bylaws or its indemnification agreements as in effect on the date of the Merger Agreement; provided, that any person to whom expenses are advanced undertakes, to the extent required by Adeza’s certificate of incorporation or bylaws or the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

For a period of six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons for periods prior to the completion of the Merger than are currently set forth in Adeza’s certificate of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Merger Agreement that survive the Merger will continue in full force and effect.

The surviving corporation in the Merger is also entitled to assume the defense of any action, suit, investigation or proceeding and the surviving corporation will not be liable to any covered person for any legal expenses of separate counsel or any other expenses subsequently incurred by such covered person in connection with the defense thereof, except that if the surviving corporation elects not to assume such defense or counsel for the covered person advises that there are issues that raise conflicts of interest between the surviving corporation and the covered person, the covered person may retain counsel reasonably satisfactory to the surviving corporation, and the surviving corporation shall pay all reasonable fees and expenses of such counsel for the covered person promptly as statements therefor are received; provided, however, that the surviving corporation shall not be liable for the fees of more than one counsel for all covered persons, other than one local counsel in each jurisdiction, unless a conflict of interest shall be caused thereby; and provided further, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent.

Cytyc is required to cause the surviving corporation in the Merger to maintain and extend all existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than six years after the completion of the Merger with respect to claims arising from facts or events that actually or allegedly occurred before the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. Cytyc may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to the covered persons than the existing D&O Insurance. If the existing D&O Insurance expires or is terminated or cancelled during the relevant period through no fault of Cytyc or the surviving corporation, then the surviving corporation is required to obtain substantially similar D&O Insurance, except that the surviving corporation is not required to pay aggregate premiums for insurance in excess of 200% of the aggregate premiums paid by Adeza in 2006. If Cytyc or the surviving corporation in the Merger is unable to obtain the amount of insurance required for such aggregate premium, Cytyc or the surviving corporation in the Merger will obtain as much insurance as can be obtained for aggregate premiums not in excess of 200% of such aggregate premium. In lieu of the foregoing, Adeza may obtain prepaid policies prior to the completion of the Merger, which policies may provide the covered persons with D&O Insurance coverage of equivalent amount and on no more favorable terms than that provided by Adeza’s current D&O Insurance for an aggregate period of at least six years with respect to claims arising from facts or events that occurred before the completion of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. If prepaid policies have been obtained prior to the completion of the Merger, Cytyc will, and will cause the surviving corporation to, maintain such policies in full force and effect and continue to honor the obligations thereunder.

If the surviving corporation or any or its successors or assigns consolidates with or merges into any other person and is not the continuing or surviving corporation of such consolidation or merger, or transfers all or substantially all of its properties and assets to any person, then the Merger Agreement requires that proper provision be made so that the continuing or surviving corporation or transferee of assets, will assume all of the applicable obligations described above.

The covered persons (and their successors and heirs) are intended third party beneficiaries of these indemnification and insurance provisions in the Merger Agreement, and these provisions may not be amended in a manner that is adverse to the covered persons (including their successors and heirs) or terminated without their consent.

Access. From the date of the Merger Agreement until the completion of the Merger, Adeza has agreed to give us and our representatives reasonable access to Adeza’s contracts, books, records, analysis, projections, plans, systems, personnel, commitments, offices and other facilities and properties, and management personnel, attorneys, accountants and other professionals.

Public Disclosure. The parties have agreed that as long as the Merger Agreement is in effect, neither Adeza, Cytyc, nor any of their respective controlled affiliates, will issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger or the Merger Agreement without the prior consent of the other party, unless a party determines, after consultation with outside counsel, that such disclosure is required by applicable law or by any listing agreement with or the listing rules of a national securities exchange or trading market. In this event, with limited exceptions, the party seeking to make such disclosure will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement and will give due consideration to all reasonable additions, deletions or changes suggested thereto.

Consents and Approvals. Each of Adeza, Cytyc and the Purchaser has agreed to use its reasonable best efforts to (i) take all appropriate action, and do all things necessary, proper or advisable under any applicable law or otherwise to complete the transactions contemplated by the Merger Agreement as promptly as practicable; (ii) obtain from any governmental entities any consents, licenses, permits, waivers, clearances, approvals, waiting period terminations, authorizations or orders required to be obtained or made by Adeza, Cytyc or the Purchaser or any of their respective subsidiaries, or avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iii) make the applications or filings required to be made by Adeza, Cytyc or the Purchaser or any of their respective subsidiaries under any applicable laws in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) comply at the earliest practicable date with any request under any applicable laws for additional information, documents or other materials received by Adeza, Cytyc or the Purchaser or any of their respective subsidiaries from the Federal Trade Commission or the Department of Justice or any other governmental entity in connection with such applications or filings or the transactions contemplated by the Merger Agreement; and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making any filing under any applicable laws and any filings, conferences or other submissions related to resolving any investigation or other inquiry by any governmental entity.

Each of Adeza and Cytyc has agreed to give any notices to third parties and to use reasonable best efforts to obtain any third party consents required to prevent a Company Material Adverse Effect from occurring prior to or after the completion of the Offer. In the event that either party fails to obtain any third party consent, that party will use reasonable best efforts, and will take any actions reasonably requested by the other party to mitigate any adverse effect upon Adeza and Cytyc or their respective subsidiaries resulting, or which could reasonably be expected to result, after the completion of the Offer, from the failure to obtain such consent. Neither Cytyc nor the Purchaser is required to, and Adeza will not without the written consent of Cytyc, make any material payment to any third party or agree to any limitation on the conduct of its business, in order to obtain any such consent.

From the date of the Merger Agreement until the consummation of the Offer, the Purchaser and Adeza will promptly notify the other in writing of any pending or, to the knowledge of Purchaser or Adeza, threatened action, suit, arbitration or other proceeding or investigation by any governmental entity or any other person challenging or seeking material damages in connection with the transaction contemplated by the Merger Agreement or seeking to restrain or prohibit the consummation thereof, or to otherwise limit in any material respect the right of Purchaser or its affiliates to own or operate all or any portion of the businesses or assets of Adeza. Cytyc shall have the opportunity to consult with Adeza regarding the defense or settlement of any stockholder litigation. Adeza will not settle any such stockholder litigation without Cytyc’s prior written consent.

The Purchaser and Adeza have also agreed to cooperate and use their reasonable best efforts to contest and resist any judicial action or proceeding brought or threatened by a governmental entity challenging the legality of the Merger, the Offer or the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, in connection with the receipt of any necessary governmental approvals, neither Cytyc nor Adeza is required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Adeza, Cytyc or its subsidiaries or the conduct of their business in a specified manner.

Cytyc has agreed to vote all of the shares of capital stock of Purchaser beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of Purchaser, in favor of the adoption of the Merger Agreement in accordance with applicable law.

State Takeover Laws. If any “control share acquisition”, “fair price” or other anti-takeover laws or regulations enacted under state or federal laws becomes or is deemed to become applicable to Adeza, the Offer, the acquisition of Shares pursuant to the Offer, the Merger, the stockholder agreements or any other transaction contemplated by the Merger Agreement, then Adeza’s board of directors shall take all action necessary to render such statutes inapplicable.

Subsequent Financial Statements. Adeza shall, if practicable, provide Cytyc (i) its financial results for any period after the date of the Merger Agreement prior to making any such financial results publicly available and (ii) any report or document (other than reports under Section 16 of the Exchange Act) to be filed with the SEC after the date of the Merger Agreement prior to any such filing, it being understood that, in either case, Cytyc shall have no liability by reason of being provided with any such documents. Cytyc has agreed to maintain the confidentiality of all such information until such information is otherwise made public by Adeza.

Employee Benefits. Following the effective time of the Merger, Cytyc has agreed to arrange for each participant in the Benefit Plans (the “Benefit Plan Participants”) (including without limitation all dependents) who becomes a Cytyc employee (or an employee of any Cytyc subsidiary or affiliate) within a reasonable period of time after the effective time of the Merger (but so as to avoid any discontinuation of coverage) and subject to the limitations and restrictions of the Benefit Plans to be eligible for the same benefits (but not compensation) in the aggregate as those received by Cytyc employees with similar positions and responsibilities, provided, that Cytyc is not required to offer any particular Benefit Plan Participants any particular benefit. Each Benefit Plan Participant shall, to the extent permitted by law, applicable tax qualification requirements and the existing terms of the applicable employee benefit plans, and subject to any applicable break in service or similar rule, receive credit for all purposes including, without limitation, for eligibility to participate, matching contributions, and vesting under Cytyc employee benefit plans for years of service with Adeza prior to the effective time of the Merger. If applicable and permitted by the relevant plan, Cytyc also has agreed to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Cytyc employee benefit plans to be waived with respect to such Benefit Plan Participants and their eligible dependents and will provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the effective time of the Merger for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Cytyc employee benefit plans in which they are eligible to participate after the effective time of the Merger.

Cytyc has agreed to cause the surviving corporation to perform Adeza’s obligations under certain change in control and other agreements between Adeza and certain of its officers and employees.

Adeza’s board of directors has agreed to terminate any Adeza 401(k) plan.

Prior to the expiration of the Offer, Adeza (acting through the compensation committee of its board of directors) has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by Adeza on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an employment compensation, severance or other employee benefit arrangement and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) of the Exchange Act.

Termination. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the Purchaser accepts for payment and pays for Shares validly tendered in the Offer:

•	by either Cytyc or Adeza (which we refer to as “mutual termination rights”):

•

if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (i) in the case of Adeza, results in any condition described in Section 14—“Conditions of the Offer” not being satisfied, and (ii) in the case of a breach by Cytyc or the Purchaser, has had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon Cytyc’s or the Purchaser’s ability to complete the Offer or Merger, and in each case if the breach is not reasonably capable of being cured or the condition is not reasonably capable of being satisfied within 30 days after notice thereof; or

•

if the Purchaser has not accepted for payment and paid for all Shares tendered in the Offer on or before the Initial Outside Date or the Extended Outside Date, as applicable, except that the right to terminate the Merger Agreement under this provision is not available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the cause of, or resulted in, the Purchaser’s failure to accept for payment and pay for all Shares tendered in the Offer prior to the Initial Outside Date or the Extended Outside Date, as applicable;

•	by Cytyc (which we refer to as “Cytyc termination rights”):

•	if Adeza’s board of directors or any committee thereof has effected any Company Change in Recommendation;

•	if Adeza’s board of directors or any committee thereof has recommended, or proposed publicly to recommend, any Acquisition Proposal (whether or not a Superior Proposal);

•

if a tender offer or exchange offer is commenced that, if successful, would result in any third party or group becoming a beneficial owner of 15% or more of the outstanding Shares, and Adeza’s board of directors does not recommend that Adeza’s stockholders not tender their Shares in the tender or exchange offer;

•

if Adeza has entered into any agreement, other than a confidentiality agreement permitted under the no solicitation provisions of the Merger Agreement, including any letter of intent, with respect to an Acquisition Proposal;

•	if Adeza failed to include the Company Recommendation in the Schedule 14D-9; or

•	if Adeza’s board of directors or any committee thereof has resolved to take any of the foregoing Cytyc termination rights.

•	by Adeza immediately prior to entering into a definitive agreement with respect to a Superior Proposal (which we refer to as the “Adeza termination right”), if:

•

Adeza did not breach or violate the no-solicitation or board recommendation provisions of the Merger Agreement in connection with the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal;

•

subject to the terms of the Merger Agreement, Adeza’s board of directors effected a Company Change in Recommendation in response to the Superior Proposal and authorized Adeza to enter into a definitive agreement for the Superior Proposal;

•	immediately prior to the termination of the Merger Agreement, Adeza paid the Termination Fee (as defined below) to Cytyc; and

•	immediately following the termination of the Merger Agreement, Adeza enters into a definitive agreement to effect the Superior Proposal.

In addition, the Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time before completion of the Merger whether before or after stockholder approval thereof:

•

if a court of competent jurisdiction or other governmental entity has issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; or

•	by mutual written consent of Cytyc and Adeza.

Effect of Termination. To terminate the Merger Agreement on its terms, written notice is required to be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which the termination is made, and the Merger Agreement will become null and void and, subject to certain exceptions described in the Merger Agreement, there will be no liability on the part of Cytyc, the Purchaser or Adeza. No party is relieved of any liability for a willful or intentional breach of the Merger Agreement.

Notwithstanding the foregoing, if Cytyc terminates the Merger Agreement pursuant to any Cytyc termination right set forth in the second bullet point under the “—Termination” section above or if Adeza terminates the Merger Agreement pursuant to the Adeza termination right set forth in the third bullet point under the “—Termination” section above, then Adeza is required to pay to Cytyc a termination fee of $13.35 million in cash (the “Termination Fee”). The Termination Fee must be paid within two business days following termination if Cytyc terminates the Merger Agreement pursuant to a Cytyc termination right, and as a condition to effectiveness where Adeza terminates the Merger Agreement pursuant to an Adeza termination right.

Adeza is also required to pay the Termination Fee if the Merger Agreement has been terminated by Cytyc or Adeza under the termination provisions described in the second sub-bullet point under the first bullet point in the “—Termination” section above (pursuant to a mutual termination right where Purchaser has not accepted for payment and paid for all Shares tendered in the Offer), and (i) where such failure to accept for payment and pay for the Shares is the result of a failure to satisfy the Minimum Condition, (ii) following the execution of the Merger Agreement and prior to its termination an Acquisition Proposal is publicly announced or becomes publicly known and not publicly withdrawn, (iii) concurrently with, or within twelve months following such termination, the consummation of an Acquisition Proposal occurs, and (iv) such consummation results in the acquisition by the third party of a majority of the outstanding Shares, a majority of the outstanding capital stock of Adeza or a majority of the assets of Adeza.

The Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Cytyc. Adeza is not obligated to pay the Termination Fee on more than one occasion.

Adeza acknowledged that the agreements contained in the provisions regarding the termination fee, are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, Cytyc would not have entered into the Merger Agreement. If Adeza fails to pay the Termination Fee and Cytyc or the Purchaser commences a suit which resulting in a judgment against Adeza for the Termination Fee, Adeza is required to pay Cytyc and the Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with the suit, together with interest on the Termination Fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Likewise, if Adeza fails to pay the Termination Fee and Cytyc or the Purchaser commenced a suit which results in a judgment against Cytyc and the Purchaser, Cytyc is required to pay Adeza its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with the suit.

Fees and Expenses. Except as expressly set forth in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement, the Offer and the Merger will be paid by the party incurring such fees, costs and expenses.

Stockholder Agreements to Tender

In connection with the Merger Agreement, certain stockholders entered into stockholder agreements, each dated as of February 11, 2007, with Cytyc and the Purchaser, which we refer to as the “Stockholder Agreements (Tender).” The following summary of certain provisions of each Stockholder Agreement (Tender) is qualified in its entirety by reference to the Stockholder Agreements (Tender) themselves, which are incorporated herein by reference. We have filed a form of the Stockholder Agreement (Tender) as an exhibit to the Schedule TO. Stockholders and other interested parties should read each Stockholder Agreement (Tender) in its entirety for a more complete description of the provisions summarized below.

Each of Kathleen LaPorte; Sprout Capital VII, L.P.; DLJ Capital Corporation; Sprout Growth II, L.P.; DLJ First ESC, LLC; Sprout CEO Fund, L.P; Enterprise Partners V, L.P.; Andrew E. Senyei; Alison Marie Senyei Trust; Grant Drew Senyei Trust; Kelly Joanne Senyei Trust; Asset Management Associates 1984, L.P.; Asset Management Associates 1989, L.P. and Craig C. Taylor (the “Tendering Entities”), which are parties to Stockholder Agreements (Tender) has agreed to tender, or cause to be tendered in the Offer any Shares it holds or acquires after the commencement of the Offer, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer, and in any event no later than the tenth business day prior to the initial expiration date of the Offer. Each Tendering Entity has also agreed not to withdraw its Shares once tendered, or cause its Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Purchaser, or the Merger Agreement is terminated prior to the completion of the Offer, Cytyc and the Purchaser are required to promptly return, and shall cause the Depositary to return, all tendered Shares to the registered holders of the Shares tendered in the Offer. If the Merger is completed, each Tendering Entity has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

Each Tendering Entity agrees to vote all Shares beneficially owned or controlled by such Tendering Entity, in connection with any meeting of Adeza’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•

in favor of the Merger or any other transaction pursuant to which Cytyc proposes to acquire Adeza, whether by tender offer, merger, or otherwise, in which Adeza’s stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving Adeza and a third party, or any other proposal of a third party to acquire Adeza or substantially all of Adeza’s assets.

Each Tendering Entity shall, upon request of Cytyc or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Cytyc or the Purchaser to be necessary or desirable to carry out the provisions of the related Stockholder Agreement (Tender).

During the term of each Stockholder Agreement (Tender), except as otherwise provided therein, the related Tendering Entity will not:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing, any or all of such Tendering Entity’s Shares or any right or interest therein, except (i) with Cytyc’s or the Purchaser’s consent, or (ii) to any of its partners, provided that as a condition to such transfer, the transferee agrees that the Shares remains subject to the terms of the Stockholder Agreement (Tender);

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Tendering Entity’s Shares;

•	deposit any of such Tendering Entity’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•

take any other action that would in any way restrict, limit or interfere with the performance of such Tendering Entity’s obligations under the related Stockholder Agreement (Tender) or the transactions contemplated thereby.

Additionally, each Tendering Entity has agreed to notify Cytyc and the Purchaser immediately if such Tendering Entity receives any proposals or a request is made of such Tendering Entity for any information or to enter or continue into negotiations or discussions with such stockholder in connection with any Acquisition Proposal. Such notice shall include, the name of the third party making such information request or Acquisition Proposal and the material terms and conditions of such Acquisition Proposal or information request. Pursuant to the Stockholder Agreement (Tender), each Tendering Entity agrees to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties with respect to any Acquisition Proposal and to will keep Cytyc and the Purchaser fully informed of the status and terms of any Acquisition Proposal.

During the term of the Stockholder Agreement (Tender), each Tendering Entity agrees not to:

•	initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal;

•	enter into any agreement with respect to any Acquisition Proposal, or

•

in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any third party (other than Cytyc or any of its affiliates or representatives) relating to any Acquisition Proposal.

Notwithstanding the no solicitation provisions described above, the Stockholder Agreements (Tender) do not limit the rights of any Tendering Entity (or any director, officer or employee of a Tendering Entity (or affiliate of such Tendering Entity)) who is an officer or director of Adeza from, acting solely in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by fiduciary duties.

The Stockholder Agreements (Tender), and all rights and obligations of Cytyc, the Purchaser and each Tendering Entity will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) the effective time of the Merger.

Stockholder Agreements Not to Tender

In connection with the Merger Agreement, certain employees of Adeza entered into stockholder agreements, each dated as of February 11, 2007, with Cytyc and the Purchaser, which we refer to as the “Stockholder Agreements (Non-Tender).” The following summary of certain provisions of each Stockholder Agreement (Non-Tender) is qualified in its entirety by reference to the Stockholder Agreements (Non-Tender) themselves, which are incorporated herein by reference. We have filed a form of the Stockholder Agreement (Non-Tender) as an exhibit to the Schedule TO. Stockholders and other interested parties should read each Stockholder Agreement (Non-Tender) in its entirety for a more complete description of the provisions summarized below.

Each of Emory V. Anderson, Mark D. Fischer-Colbrie, Robb Hesley, Durlin E. Hickok, Robert O. Hussa, Jerome P. Lapointe, Marian E. Sacco, Hassan Bennani, Neal Balius and Dean R. Koch (the “Non-Tendering

Persons”), each of whom are parties to a Stockholder Agreement (Non-Tender), have agreed that he or she will not, without the prior written consent of Cytyc, directly or indirectly, tender his or her Shares into the Offer, or enter into any agreement, transaction or arrangement that results in his or her Shares being tendered into the Offer, including during any Subsequent Offering Period. The Non-Tendering Persons also authorized Adeza or its counsel to notify Adeza’s transfer agent that there is a stop transfer order with respect to all of such Non-Tendering Person’s Shares.

During the term of the Stockholder Agreements (Non-Tender), except as otherwise provided therein, each Non-Tendering Persons will not:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing “transfers” any or all of his Shares;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of his Shares;

•	deposit any of his Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•

take any other action that would in any way restrict, limit or interfere with the performance of such Non-Tendering Person’s obligations under its Stockholder Agreement (Non-Tender) or the transactions contemplated thereby.

Each Non-Tendering Person agrees to vote all Shares that he or she beneficially owns or controls, in connection with any meeting of Adeza’s stockholders or any action by written consent in lieu of a meeting of Adeza’s stockholders:

•

in favor of the Merger or any other transaction pursuant to which Cytyc proposes to acquire Adeza, whether by tender offer, merger, or otherwise, in which Adeza’s stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving Adeza and a third party, or any other proposal of a third party to acquire Adeza or substantially all of Adeza’s assets.

Each Non-Tendering Person shall, upon request of Cytyc or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Cytyc or the Purchaser to be necessary or desirable to carry out the provisions of the related Stockholder Agreement (Non-Tender) and to vest in Cytyc the power to vote the Shares held by such Non-Tendering Person. Additionally, if the Merger is completed, Each Non-Tendering Person has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

Each Stockholder Agreement (Non-Tender), and all rights and obligations of Cytyc, the Purchaser and each Non-Tendering Person will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) the effective time of the Merger.

Waiver Letter

On February 15, 2007, Cytyc and the Purchaser sent a letter addressed to the Chief Executive Officer of Adeza (the “Waiver Letter”) regarding the requirement in Section 1.3(a) of the Merger Agreement that Adeza “take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by

Section 14(f) and Rule 14f-1.” The Waiver Letter provided notice of Cytyc’s and the Purchaser’s consent to the mailing to Adeza’s stockholders of the information required pursuant to Section 14(f) and Rule 14f-1 at a time that is not contemporaneous with the mailing of this Schedule TO and the Schedule 14D-9.

Confidentiality Agreement

The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Cytyc and Adeza entered into a confidentiality agreement, dated January 26, 2007, in connection with Cytyc’s evaluation of the potential business combination that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Cytyc agreed to keep confidential all non-public information furnished by Adeza to Cytyc or its representatives, and all analyses or documents prepared by Cytyc or its representatives based upon such non-public information. Cytyc also agreed that the non-public information furnished to Cytyc would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by Adeza, Cytyc and its representatives are required to return or destroy the written non-public information furnished to Cytyc under the confidentiality agreement and to destroy any analyses or documents prepared by Cytyc or its representatives based upon such non-public information.

Notwithstanding the provisions above, the confidentiality agreement provides that Cytyc would be released from its obligations under the confidentiality agreement to the extent necessary for it to comply with the disclosure and other requirements of the federal securities laws and the rules promulgated thereunder in the event (1) Cytyc made a competing offer in response to the public announcement of another transaction, or proposed transaction, with Adeza or its stockholders or (2) Cytyc otherwise make a public offer to acquire all of the outstanding shares of Adeza; provided, however, that in the case of clause (2), Cytyc would not be released from its obligations until the earlier of (x) Adeza publicly announced the financial results of its 2006 fourth quarter and (y) March 9, 2007; provided further, however, that Cytyc would provide to Adeza no less than 48 hours in advance of any public release the information regarding Adeza that Cytyc intended to include in the “Offer to Purchase” document related to any offer by Cytyc to acquire all of the outstanding shares of Adeza and Cytyc would engage in good faith negotiations with Adeza during such 48 hour period with respect to such information.

The confidentiality agreement includes a no solicitation provision. Pursuant to the no solicitation provision, Cytyc agreed that, among other things and for a period of one year, not to solicit for employment any Adeza employee with whom Cytyc had met or about whom Cytyc was given non-public information in connection with the evaluation of the potential business combination that resulted in the Offer. The no solicitation provision does not prohibit Cytyc from employing any person who contacts Cytyc on his or her own initiative.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer, but subject to the provisions of the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend or amend the Offer in accordance with the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the Purchaser will not be required to accept for payment or pay for, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition shall not have been satisfied at the Expiration Date;

•	any waiting period under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or before the Expiration Date;

•

any other Required Approvals (as defined below) shall not have been obtained or any waiting period, or extension thereof, or mandated filing shall not have lapsed or been made either unconditionally or on terms satisfactory to Cytyc at or before the Expiration Date;

•	any of the following events has occurred and is continuing at the Expiration Date:

•	there shall be threatened in writing or pending any suit, action or proceeding by any governmental entity of competent jurisdiction against Cytyc, the Purchaser or Adeza:

•

challenging the acquisition by the Purchaser of any Shares pursuant to the Offer, or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or make materially more costly the making of the Offer;

•

seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, or the Merger, or seeking to require divestiture of such Shares or any material assets of Cytyc, the Purchaser or Adeza;

•

seeking to prohibit or impose material limitations on the ownership or operation by Cytyc or its subsidiaries of all or any portion of businesses or assets of Adeza, Cytyc or its subsidiaries as a result of or in connection with the transactions contemplated by the Merger Agreement, or to compel Adeza, Cytyc or its subsidiaries to dispose of, license or hold separate any material portion of the businesses or assets of Adeza, Cytyc or its subsidiaries as a result of or in connection with the transactions contemplated by the Merger Agreement;

•

seeking to impose material limitations on the ability of Cytyc or the Purchaser effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased on all matters properly presented to Adeza’s stockholders; or

•	which otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•

there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act or similar waiting periods with respect to the Required Approvals, that:

•

is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in any of the five sub-paragraphs of the immediately preceding sub-bullet point; or

•

has the effect of making the Offer, the Merger or any other transaction contemplated by the Merger Agreement illegal or which has the effect of prohibiting or otherwise preventing or delaying the consummation of any of the transactions contemplated by the Merger Agreement;

•

any of the representations and warranties of Adeza contained in Section 3.3 of the Merger Agreement (relating to authorization, validity and corporate action regarding the Merger Agreement) or Section 3.4 of the Merger Agreement (relating to Adeza board approvals) shall not be true and correct in all material respects, as of the date of the Merger Agreement and as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all and in all material respects as of such specific date or time;

•

except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect, the representations and warranties of Adeza contained in this Agreement, other than representations and warranties referenced in the immediately preceding and immediately following bullet point, shall not be true and correct in all respects (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein and without giving effect to any modifications or updates to the disclosure schedules delivered by Adeza in connection with the Merger Agreement) as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein and without giving effect to any modifications or updates to the disclosure schedules delivered by Adeza in connection with the Merger Agreement) as of such specific date or time;

•

any of the representations and warranties of Adeza contained in Section 3.2 of the Merger Agreement (relating to its capitalization) shall not be true and correct in all material respects, each as of the date hereof and as of the expiration date of the Offer with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), provided that the standard “true and correct in all material respects” shall not be met if the cost of the Offer to Purchaser is increased by an amount in excess of $2 million;

•

since the date of the Merger Agreement, any facts, changes, events, developments or circumstances have occurred, arisen or come into existence or become known to Adeza, Cytyc or the Purchaser, which is or are continuing and which has had or would reasonably be expected to have, individually or in the aggregate with all other such facts, changes, events, developments or circumstances, a Company Material Adverse Effect;

•

Adeza shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer, or, in the case of Section 6.1 of the Merger Agreement (relating to notification of potential breaches or failures of conditions to the Offer or the Merger), Adeza shall have intentionally breached or failed in any material respect to perform or comply with such section, and such breach or failure shall not have been cured;

•

The Purchaser shall have failed to receive a certificate of Adeza, executed by Adeza’s Chief Executive Officer and Chief Financial Officer, dated as of the Expiration Date, to the effect that the certain of the conditions set forth above have not occurred;

•

there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or NASDAQ Global Select Market or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Cytyc and the Purchaser, may be asserted by Cytyc or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Cytyc or the Purchaser in whole or in part at any time and from time to time and in the reasonable discretion of Cytyc or the Purchaser, subject in each case to the provisions of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of the rights of Cytyc and the Purchaser to extend, terminate and/or modify the Offer pursuant to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed met if such condition or requirement is waived. The failure by Cytyc or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

For purposes of the Offer, the term “Required Approvals” means:

•

any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act (including, if applicable, any investigation commenced thereunder); and

•

any other approval, consent or expiration or termination of a waiting period required by law in a Significant Jurisdiction, the failure of which to obtain would materially and adversely affect Cytyc and its subsidiaries, taken as a whole, or could reasonably be expected to result in criminal liability. For purposes of the Offer, the term “Significant Jurisdiction” means the United States, Canada and any other jurisdictions in which: (i) Cytyc and its subsidiaries, taken as a whole, have material assets, revenues or operations or (ii) Adeza has material assets, revenues or operations.

15. Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Adeza, none of Adeza, the Purchaser or Cytyc is aware of any license or regulatory permit that appears to be material to the business of Adeza that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Adeza’s business or that certain parts of Adeza’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Business Combination Statutes. Adeza is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Adeza. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Adeza’s certificate of incorporation nor bylaws excludes Adeza from the coverage of the Business Combination Provisions. Upon consummation of the Offer, Cytyc and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and the Business Combination Provisions will prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, Adeza’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, Cytyc and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

The United States. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

Cytyc plans promptly to file a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC. Adeza’s ultimate parent entity is also required to file a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with Offer and the Merger no later than 10 calendar days following Cytyc’s filing, or the next business day if the tenth calendar day falls on a weekend or federal holiday. Cytyc’s filing will trigger a 15-day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Cytyc or Adeza. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Cytyc with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Cytyc. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Adeza or Cytyc or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge on antitrust grounds to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or substantially to lessen competition.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

JPMorgan has acted as exclusive financial advisor to Cytyc in connection with this transaction. Cytyc has agreed to pay JPMorgan a customary fee payable upon completion of the Offer, for its services as financial advisor. Cytyc has also agreed to indemnify JPMorgan and related persons against certain liabilities and expenses in connection with its engagement as financial advisor, including certain liabilities and expenses under the federal securities laws.

The Purchaser has retained Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Legal Proceedings

As of the date of the Merger Agreement, there is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity, pending against (or, to Adeza’s knowledge, threatened against or naming as a party thereto) Adeza or to Adeza’s knowledge, any executive officer or director of Adeza (in their capacity as such). Adeza is not subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a governmental entity which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Offer, the Merger or any of the other Transactions.

18. Miscellaneous

We are making the Offer to all holders of Shares other than Adeza. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Adeza has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8— “Certain Information Concerning Adeza” and Section 9—“Certain Information Concerning Cytyc and the Purchaser.”

Augusta Medical Corporation

February 16, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

CYTYC AND THE PURCHASER

The names of the directors and executive officers of Cytyc Corporation and Augusta Medical Corporation and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years. The business address of each of the directors and executive officers of Cytyc Corporation is 250 Campus Drive, Marlborough, Massachusetts, 01752. The business address of each of the directors and executive officers of Augusta Medical Corporation is c/o Cytyc Corporation, 250 Campus Drive, Marlborough, Massachusetts, 01752.

Cytyc Corporation

Name	Country of Citizenship	Position
Patrick J. Sullivan	USA	Chairman of the Board, Chief Executive Officer and President
William McDaniel	USA	Vice Chairman of the Board and Lead Independent Director
Daniel J. Levangie	USA	Executive Vice President, Commercial Operations, Chief Commercial Officer and Director
Walter E. Boomer	USA	Director
Sally W. Crawford	USA	Director
Brock Hattox	USA	Director
Joseph B. Martin, M.D., Ph.D.	USA	Director
Marla S. Persky	USA	Director
Wayne Wilson	USA	Director
Timothy M. Adams	USA	Senior Vice President, Chief Financial Officer and Treasurer
Tony Kingsley	USA	Senior Vice President, President of Cytyc Diagnostic Products division
Ellen Sheets, M.D.	USA	Senior Vice President and Chief Medical Officer
A. Suzanne Meszner-Eltrich	USA	Senior Vice President, General Counsel and Secretary
John P. McDonough	USA	Senior Vice President of Corporate Development, President of Cytyc Development Corporation
David P. Harding	USA	Senior Vice President, President of Cytyc International division

Patrick J. Sullivan.    Mr. Sullivan has served as Cytyc’s Chief Executive Officer and as one of Cytyc’s directors since March 1994. In January 2001, he was named Vice Chairman of the Board of Directors and in January 2002 he was named Chairman-elect. In May 2002, Mr. Sullivan became Chairman of the Board. From March 1994 to January 2002, and from July 2002 to the present, Mr. Sullivan also has been serving as President, and from January 1991 to March 1994, Mr. Sullivan served as Vice President of Sales and Marketing. Prior to joining Cytyc, Mr. Sullivan was employed in several senior marketing positions for five years by Abbott Laboratories, a diversified healthcare company, and was a consultant with McKinsey and Company, an international management consulting firm. Mr. Sullivan is a graduate, with distinction, of the United States Naval Academy and received an M.B.A., with distinction, from Harvard University.

William McDaniel.    Mr. McDaniel became one of Cytyc’s directors in April 1987 and served as a consultant to us from March 1995 to February 1997. In January 2001, he was named Vice Chairman of the Board of Directors and he serves as Lead Independent Director. Mr. McDaniel served as a consultant to and a director of CP Ventures, Inc., a venture capital firm, from April 1995 to April 1996 and June 1996, respectively. From 1987 to March 1995, Mr. McDaniel was the President and a director of CP Ventures, Inc.

SCH-1

Daniel J. Levangie.    Mr. Levangie became one of Cytyc’s directors in July 2003. He has served as Cytyc’s Executive Vice President, Commercial Operations, since August 2003. From August 2002 to July 2003, Mr. Levangie served as President and Chief Executive Officer of Cytyc Health Corporation, a former wholly-owned subsidiary of our company. From January to July 2002, he served as our President and Chief Operating Officer. Prior to joining our company, Mr. Levangie was employed in several sales and marketing positions for seventeen years by Abbott Laboratories, a diversified healthcare company. Mr. Levangie received a B.S. in Pharmacy from Northeastern University. Mr. Levangie serves as a director of Dune Medical Devices Ltd., a privately held medical device company.

Walter E. Boomer.    General Boomer became one of Cytyc’s directors in February 2000. From March 1997 until his retirement in April 2004, he served as President and Chief Executive Officer and, since April 2002, Chairman and Chief Executive Officer of Rogers Corporation, a specialty materials manufacturer. Prior to joining Rogers Corporation, Mr. Boomer was Executive Vice President of McDermott International, Inc., and President of its Babcock and Wilcox Power Generation Group. Mr. Boomer joined the Marine Corps in 1960, where he served until August 1994, achieving the rank of General in August 1986. From August 1992 to August 1994, Mr. Boomer served as Assistant Commandant, the second highest position in the Marine Corps. Mr. Boomer serves as a director of Baxter International Inc., Rogers Corporation and Taylor Energy Company.

Sally W. Crawford.    Ms. Crawford became one of Cytyc’s directors in January 1998. From April 1985 until January 1997, Ms. Crawford served as Chief Operating Officer of Healthsource, Inc., a publicly held managed care organization headquartered in New Hampshire. During her tenure at Healthsource, Inc., Ms. Crawford held a variety of positions and responsibilities, including leading that company’s Northern Region operations and marketing efforts. Since January 1997, Ms. Crawford has been a health care consultant in New Hampshire. Ms. Crawford serves as a director of Exact Sciences Corporation and Chittenden Corporation.

Brock Hattox.    Mr. Hattox became one of Cytyc’s directors in July 2003. He served as Chairman, Chief Executive Officer and President of National Service Industries from December 2001 to June 2003, and as Chief Financial Officer from September 1996 to November 2001. Mr. Hattox also serves as a director of Stone Mountain Industrial Park, a privately held company.

Joseph B. Martin, M.D., Ph.D.    Dr. Martin became one of Cytyc’s directors in January 2002. Since 1997, he has served as the Dean of the Faculty of Medicine, Harvard University. From 1993 to 1997, Dr. Martin was the Chancellor for the University of California, San Francisco. Dr. Martin serves as a director of Scientific Learning Corporation and Baxter International, Inc.

Marla S. Persky.    Ms. Persky became one of Cytyc’s directors in November 2003. She is Vice President, General Counsel and Corporate Secretary of Boehringer Ingelheim Corporation. Prior to joining Boehringer in May 2005, Ms. Persky was with Baxter International Inc. for nineteen years in a variety of legal and management positions, most recent of which was Acting General Counsel and Corporate Secretary.

Wayne Wilson.    Mr. Wilson became one of Cytyc’s directors in July 2003. A certified public accountant, Mr. Wilson has been an independent business advisor since September 2002. From January 1998 to September 2002, Mr. Wilson served as President and Chief Operating Officer, and from August 1995 to January 1998, he served as Senior Vice President, Chief Operating Officer and Chief Financial Officer, of PC Connection, Inc., a direct marketer of information technology products and services. From June 1986 to August 1995, he was a partner in the Assurance and Advisory Services practice of Deloitte & Touche LLP. Mr. Wilson also serves as a director of Edgewater Technology, Inc.

Timothy M. Adams.    Senior Vice President (since January 2006). Concurrently serves as Chief Financial Officer and Treasurer (since November 2004). Vice President (November 2004 to January 2006). Chief Financial Officer, Modus International, Inc. (October, 2002 to August, 2004). Chief Operating and Chief Financial Officer, GeoTrust (March to September 2002).

SCH-2

Tony Kingsley.    President, Cytyc Diagnostic Products division and Senior Vice President of Cytyc Corporation (since July 2006). Partner and Associate with McKinsey & Company, Inc. (November 1991 to July 2006).

Ellen Sheets, M.D.    Senior Vice President and Chief Medical Officer (since February 2006). Vice President, Clinical Affairs (May 2002 to February 2006). Held various positions at Brigham and Women’s Hospital, Dana Farber Cancer Institute, Mt. Auburn Hospital and South Shore Hospital (1987 to 2002).

A. Suzanne Meszner-Eltrich.    Senior Vice President (since March 2004). Concurrently serves as General Counsel and Secretary (since September 1997). Vice President (September 1997 to March 2004). Interim Vice President, Human Resources (since February 2006). Vice President, Human Resources (September 1997 to May 2002).

John P. McDonough.    President, Cytyc Development Corporation (since July 2006). Concurrently serves as Senior Vice President of Corporate Development, Cytyc Corporation. Senior Vice President of Operations (March 2004 to July 2006). Vice President, Corporate Development (October 2003 to March 2004). Founder, Chief Executive Officer and President of Soundbite Communications (April 2000 to September 2003).

David P. Harding.    President of Cytyc International division and Senior Vice President of Cytyc Corporation (since October 2005). Vice President, Marketing (October 2004 to October 2005). Partner and Associate with McKinsey & Company, Inc. (October 1993 to October 2004).

SCH-3

Augusta Medical Corporation

Name	Country of Citizenship	Position
Patrick J. Sullivan	USA	Sole Director and President
John P. McDonough	USA	Vice President
Timothy M. Adams	USA	Treasurer
A. Suzanne Meszner-Eltrich	USA	Secretary

Patrick J. Sullivan.    Chief Executive Officer and Director of Cytyc Corporation (since March 1994). Concurrently serves as President of Cytyc Corporation (since July 2002, previously from March 1994 to January 2002). Chairman of the Board of Cytyc Corporation (since May 2002).

John P. McDonough.    President, Cytyc Development Corporation (since July 2006). Concurrently serves as Senior Vice President of Corporate Development, Cytyc Corporation. Senior Vice President of Operations of Cytyc Corporation (March 2004 to July 2006). Vice President, Corporate Development of Cytyc Corporation (October 2003 to March 2004). Founder, Chief Executive Officer and President of Soundbite Communications (April 2000 to September 2003).

Timothy M. Adams.    Senior Vice President of Cytyc Corporation (since January 2006). Concurrently serves as Chief Financial Officer and Treasurer of Cytyc Corporation (since November 2004). Vice President of Cytyc Corporation (November 2004 to January 2006). Chief Financial Officer, Modus International, Inc., (October, 2002 to August, 2004). Chief Operating and Chief Financial Officer, GeoTrust (March to September 2002).

A. Suzanne Meszner-Eltrich.    Senior Vice President of Cytyc Corporation (since March 2004). Concurrently serves as General Counsel and Secretary of Cytyc Corporation (since September 1997). Vice President of Cytyc Corporation (September 1997 to March 2004). Interim Vice President, Human Resources of Cytyc Corporation (since February 2006). Vice President, Human Resources of Cytyc Corporation (September 1997 to May 2002).

SCH-4

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Boston, MA 02021

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

Email: cytc.info@morrowco.com